EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER
among:
XRS CORPORATION,
a Minnesota corporation;
AMUNDSEN HOLDINGS, LLC,
a Delaware limited liability company; and
AMUNDSEN MERGER SUB CORP.,
a Minnesota corporation
___________________________
Dated as of August 29, 2014
___________________________

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Section 1 Merger Transaction	2

1.1	Merger of Merger Sub into the Company 2

1.2	Effect of the Merger 2

1.3	Closing; Effective Time 2

1.4	Articles of Incorporation and Bylaws; Directors and Officers 3

1.5	Conversion of Shares 3

1.6	Surrender of Certificates; Stock Transfer Books 5

1.7	Dissenters’ Rights 7

1.8	Treatment of Restricted Stock, Company Options and Restricted Stock Units. 7

1.9	Treatment of Company Warrants 8

1.10	Further Action 9

Section 2 Representations and Warranties of the Company	9

2.1	Due Organization; Subsidiaries Etc. 9

2.2	Articles of Incorporation and Bylaws 10

2.3	Capitalization, Etc.; Articles of Merger. 10

2.4	SEC Filings; Financial Statements. 12

2.5	Absence of Changes 14

2.6	Title to Assets 14

2.7	Real Property 15

2.8	Intellectual Property. 15

2.9	Contracts. 17

2.10	Liabilities 19

2.11	Compliance with Legal Requirements 20

2.12	Certain Business Practices 20

2.13	Governmental Authorizations 20

2.14	Tax Matters 20

2.15	Employee Matters; Benefit Plans 23

2.16	Environmental Matters 25

2.17	Insurance 25

2.18	Legal Proceedings; Orders. 25

2.19	Authority; Binding Nature of Agreement; Takeover Laws 26

2.20	Vote Required 27

2.21	Non-Contravention; Consents 27

2.22	Fairness Opinion 28

2.23	Financial Advisor 28

2.24	Economic Sanctions 28

2.25	FCC Licenses 28

(continued)
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Section 3 Representations and Warranties of Parent and Merger Sub	29

3.1	Due Organization 29

3.2	Merger Sub 29

3.3	Authority; Binding Nature of Agreement 29

3.4	Non-Contravention; Consents 30

3.5	Disclosure 30

3.6	Absence of Litigation 30

3.7	Ownership of Company Capital Stock 31

3.8	Acknowledgement by Parent and Merger Sub 31

3.9	Financing 31

3.10	Certain Arrangements 32

3.11	Brokers and Other Advisors 32

3.12	Qualification as Licensee 32

Section 4 Certain Covenants of the Company	32

4.1	Access and Investigation 32

4.2	Operation of the Company’s Business 33

4.3	No Solicitation. 38

Section 5 Additional Covenants of the Parties	40

5.1	Company Board Recommendation; Proxy Statement; Shareholder Approval 40

5.2	Filings, Consents and Approvals. 43

5.3	Company Options 45

5.4	Employee Benefits 45

5.5	Indemnification of Officers and Directors 46

5.6	Securityholder Litigation 48

5.7	Additional Agreements 48

5.8	Disclosure 48

5.9	Takeover Laws; Advice of Changes. 49

5.10	Section 16 Matters 49

5.11	Financing. 49

5.12	FIRPTA Certificate 53

5.13	Termination of Affiliate Agreements 53

Section 6 Conditions Precedent to The Merger	53

6.1	Conditions to Each Party’s Obligation To Effect the Merger 53

(continued)
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6.2	Conditions to Obligations of Parent and Merger Sub 54

6.3	Conditions to Obligation of the Company 55

Section 7 Termination	56

7.1	Termination 56

7.2	Effect of Termination 58

7.3	Expenses; Termination Fee. 58

Section 8 Miscellaneous Provisions	61

8.1	Amendment 61

8.2	Waiver 62

8.3	No Survival of Representations and Warranties 62

8.4	Entire Agreement; Counterparts 62

8.5	Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies 62

8.6	Assignability 64

8.7	No Third Party Beneficiaries 64

8.8	Notices 64

8.9	Severability 65

8.10	Obligation of Parent and the Company 66

8.11	Construction 66

EXHIBITS
Exhibit A    -    Certain Definitions
Exhibit B    -    Surviving Corporation Articles of Incorporation
Exhibit C    -    Form of Voting and Support Agreement
Exhibit D    -    Articles of Merger

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of August 29, 2014, by and among: AMUNDSEN HOLDINGS, LLC, a Delaware limited liability company (“Parent”); AMUNDSEN MERGER SUB CORP., a Minnesota corporation and a wholly owned direct subsidiary of Parent (“Merger Sub”); and XRS CORPORATION, a Minnesota corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.
RECITALS
A.    The board of directors of the Company (the “Company’s Board of Directors”), the board of directors of Parent, and the board of directors of Merger Sub have approved or adopted, as applicable, this Agreement, determined that the terms of this Agreement are in the best interests of the Company, Parent or Merger Sub, as applicable, and their respective shareholders or stockholders, as applicable, and declared the advisability of this Agreement.
B.    In furtherance of the foregoing, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby, except as expressly provided in Section 1.5, (i) each issued and outstanding Share not owned by Parent, Merger Sub or the Company as of the Effective Time shall be converted into the right to receive an amount equal to $5.60, in cash, without interest (the “Merger Consideration”), and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.
C.    The Company’s Board of Directors has resolved to recommend that the shareholders of the Company approve this Agreement and the Merger in accordance with Section 302A.613 of the MBCA (the “Company Board Recommendation”).
D.    Immediately prior to the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, certain shareholders of the Company have delivered to Parent and Merger Sub voting and support agreements in the form attached hereto as Exhibit C (the “Voting Agreements”), dated as of the date hereof, providing that such shareholders of the Company have, among other things, agreed to vote in favor of the approval of the Merger and the other Transactions, each on the terms and subject to the conditions set forth in the Voting Agreements.
E.    Concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent has delivered to the Company an executed commitment letter dated as of the date of this Agreement (the “Equity Funding Letter”) pursuant to which Vista Equity Partners Fund IV, L.P. (the “Equity Investor”) has, subject to the terms and conditions set forth therein, committed to provide all of the funds to Parent that are necessary to finance all of the transactions contemplated hereby (the “Equity Financing”).

F.    Concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, the Equity Investor is entering into a limited guaranty in favor of the Company (the “Guaranty”) with respect to certain obligations of Parent and Merger Sub under this Agreement.
AGREEMENT
The Parties to this Agreement, intending to be legally bound, agree as follows:
Section 1MERGER TRANSACTION
1.1    Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the MBCA, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the Surviving Corporation.
1.2    Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the MBCA.
1.3    Closing; Effective Time.
(a)    Unless this Agreement shall have been terminated pursuant to Section 7, and unless otherwise mutually agreed in writing between the Company, Parent and Merger Sub, the consummation of the Merger (the “Closing”) shall take place at the offices of Faegre Baker Daniels LLP, 2200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402, at 10:00 a.m. local time on a date specified by the Company and Parent, which shall be no later than the second (2nd) business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or on such other date, time, or place as agreed to in writing by the Company and Parent. Notwithstanding the foregoing, if the FCC Consent shall not have been obtained on or before the date on which the Closing would otherwise occur pursuant to this Section 1.3(a), but subject to the satisfaction of the condition set forth in Section 6.1(c)(i), the Closing shall be delayed until the earlier of (i) the second (2nd) business day following the issuance of the FCC Consent or (ii) December 8, 2014. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”
(b)    Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company, Parent and Merger Sub shall file or cause to be filed the articles of merger in the form attached hereto as Exhibit D (the “Articles of Merger”) with the Secretary of State of the State of Minnesota with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the MBCA. The Merger shall become effective upon the date and time of the filing of such Articles of Merger with the Secretary of State of the State of Minnesota or such later date and time as is agreed upon in writing by the parties hereto and specified in the Articles of Merger (such date and time, the “Effective Time”).

1.4    Articles of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:
(a)    the Articles of Incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit B;
(b)    the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time; and
(c)    the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the directors and officers of Merger Sub immediately prior to the Effective Time.
1.5    Conversion of Shares.
(a)    At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company:
(i)    any Shares then held by the Company or any wholly owned Subsidiary of the Company shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;
(ii)    any Shares then held by Parent, Merger Sub or any other wholly owned Subsidiary of Parent shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;
(iii)    except as provided in clauses “(i)” and “(ii)” above and subject to Section 1.5(b):
a.    each Common Share then outstanding (other than any Dissenting Shares, as defined below) shall be converted into the right to receive the Merger Consideration, subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 1.6(e);
b.     each share of Series B Preferred Stock then outstanding (other than any Dissenting Shares, as defined below) shall be converted into the right to receive an amount in cash, without interest, equal to the product of (x) the number of Common Shares into which such share of Series B Preferred Stock would have been converted had the holder thereof converted such share into Common Shares immediately prior to the Effective Time in accordance with the Series B COD multiplied by (y) the Merger Consideration, subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 1.6(e);

c.    each share of Series C Preferred Stock then outstanding (other than any Dissenting Shares, as defined below) shall be converted into the right to receive an amount in cash, without interest, equal to the product of (x) the number of Common Shares into which such share of Series C Preferred Stock would have been converted had the holder thereof converted such share into Common Shares immediately prior to the Effective Time in accordance with the Series C COD multiplied by (y) the Merger Consideration, subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 1.6(e);
d.    each share of Series D Preferred Stock then outstanding (other than any Dissenting Shares, as defined below) shall be converted into the right to receive an amount in cash, without interest, equal to the product of (x) the number of Common Shares into which such share of Series D Preferred Stock would have been converted had the holder thereof converted such share into Common Shares immediately prior to the Effective Time in accordance with the Series D COD multiplied by (y) the Merger Consideration, subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 1.6(e);
e.    each share of Series F Preferred Stock then outstanding (other than any Dissenting Shares, as defined below) shall be converted into the right to receive an amount in cash, without interest, equal to the product of (x) the number of Common Shares into which such share of Series F Preferred Stock would have been converted had the holder thereof converted such share into Common Shares immediately prior to the Effective Time in accordance with the Series F COD multiplied by (y) the Merger Consideration, subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 1.6(e);
f.    each share of Series G Preferred Stock then outstanding (other than any Dissenting Shares, as defined below) shall be converted into the right to receive an amount in cash, without interest, equal to the product of (x) the number of Common Shares into which such share of Series G Preferred Stock would have been converted had the holder thereof converted such share into Common Shares immediately prior to the Effective Time in accordance with the Series G COD multiplied by (y) the Merger Consideration, subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 1.6(e); and
(iv)    each share of the common stock, $.01 par value per share, of Merger Sub then outstanding (other than any Dissenting Shares, as defined below) shall be converted into one share of common stock of the Surviving Corporation.
(b)    If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted.
1.6    Surrender of Certificates; Stock Transfer Books.
(a)    Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of Shares and Company Warrants to receive the funds to which holders of such shares and Company Warrants shall become entitled pursuant to Section 1.5 and Section 1.9. At the Effective Time (subject to Sections 1.8 and 1.9), Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to make payment of the cash consideration payable pursuant to Section 1.5 and Section 1.9 (with respect to Company Warrants with respect to which the holder of such Company Warrant has signed a warrant cancellation agreement that is outstanding immediately prior to the Effective Time) (the “Payment Fund”). The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation; provided, that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor's Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months.
(b)    Promptly after the Effective Time (but in no event later than five (5) business days thereafter), the Surviving Corporation shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of the Shares entitled to receive the Merger Consideration pursuant to Section 1.5 a form of letter of transmittal (which shall be in reasonable and customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent) and instructions for use in effecting the surrender of the Certificates or Book-Entry Shares pursuant to such letter of transmittal. Upon surrender to the Paying Agent of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Share is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger

Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.
(c)    At any time following twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates, Book-Entry Shares or Company Warrants (including, without limitation, all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them or consideration that may be payable in connection with any Company Warrants. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such share or any holder of Company Warrants for the consideration delivered in respect of such Company Warrant to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.
(d)    At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided herein or by applicable Legal Requirements.
(e)    Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the Merger Consideration payable to any holder of the Shares or any other consideration otherwise payable pursuant to this Agreement such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes. Each such payor shall take all action that may be necessary to ensure that any such amounts so withheld are promptly and properly remitted to the appropriate Governmental Body. If any withholding obligation may be avoided by a payee providing information or documentation to the applicable payor, such payor shall request such information from such payee and use commercially reasonable efforts to avoid such withholding obligation. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or other recipient of consideration hereunder in respect of which such deduction and withholding was made.

(f)    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which shall not exceed the Merger Consideration payable with respect to such Certificate), the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 1.6(e)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Section 1.
1.7    Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time, and held by holders who have not approved the Merger and who have properly exercised dissenters’ rights in the time and manner provided in Sections 302A.471 and 302A.473 of the MBCA and, as of the Effective Time, have neither effectively withdrawn nor lost their dissenters’ rights under the MBCA (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be entitled to only such consideration as shall be determined pursuant to Section 302A.473 of the MBCA; provided, that (i) if any such holder shall have failed to properly exercise dissenters’ rights with respect to the holder’s Shares, or after making a demand for dissenters’ rights subsequently delivers an effective withdrawal of such demand, or fails to establish the holder’s entitlement to dissenters’ rights as provided in Sections 302A.471 and 302A.473 of the MBCA, if so required or (ii) if a court shall determine that such holder is not entitled to receive payment for the holder’s Dissenting Shares or such holder shall otherwise lose his, her or its dissenters’ rights, then such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 1.6(e)), and such Shares shall not be deemed to be Dissenting Shares. The Company shall give Parent prompt notice of any written demands received by the Company for dissenters’ rights with respect to any Shares and any withdrawals of such demands, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent or as required by applicable Legal Requirements, make any payment with respect to, or settle or offer to settle, any such demands.
1.8    Treatment of Restricted Stock, Company Options and Restricted Stock Units.
(a)    Treatment of Restricted Stock. Each share of Restricted Stock that was issued has vested and become an outstanding Common Share.
(b)    Treatment of Options. With respect to each Company Option issued under the 2007 Plan (a “2007 Option”) with respect to which the award agreement relating to such 2007 Option permits treatment in accordance with this Section 1.8(b) without consent of the holder of such 2007 Option, each other 2007 Option with respect to which the applicable holder of such 2007 Option has signed an option cancellation agreement, and each Company Option issued under the 2002 Plan (a “2002 Option”) with respect to which the applicable holder of such 2002 Option has signed an option cancellation agreement, in each case that is outstanding immediately prior to the Effective Time, (A) if the exercise price of such unvested or vested 2002 Option or 2007 Option is equal to or greater than the Merger Consideration, such 2002 Option or 2007 Option, as applicable, shall terminate and be cancelled as of immediately prior to the Effective Time, without any consideration being payable in respect thereof, and have no further force or effect; and (B) if the exercise price of any vested or unvested 2002 Option or 2007 Option is less than the Merger Consideration, such 2002 Option or 2007 Option, as applicable, shall terminate and be cancelled as of immediately prior to the Effective Time in exchange for the right to receive, in accordance with this Section 1.8(b), a lump sum cash payment in the amount of the aggregate Option Consideration with respect to such 2002 Option or 2007 Option, as applicable. Following the Effective Time, no such 2002 Option or 2007 Option that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such 2002 Option or 2007 Option shall cease to have any rights with respect thereto, except to receive the consideration (if any) set forth in this Section 1.8(b) in exchange for such 2002 Option or 2007 Option, as applicable, in accordance with this Section 1.8(b). The consideration (if any) payable under this Section 1.8(b) to each former holder of any such 2002 Option or 2007 Option, as applicable, that was outstanding immediately prior to the Effective Time shall be paid by the Company to such former holder as soon as practicable following the Effective Time (but in any event not later than ten Business Days thereafter), subject to any required tax withholdings.
(c)    Treatment of Restricted Stock Units. Each outstanding award of a right (other than awards of Company Options) entitling the holder thereof to Shares or cash equal to or based on the value of Shares (each, a “Restricted Stock Unit”) issued under the 2007 Plan that is outstanding or payable as of immediately prior to the Effective Time, whether vested or unvested, shall terminate and be cancelled as of immediately prior to the Effective Time in exchange for the right to receive a lump sum cash payment equal to the product of (i) the number of Shares subject to such Restricted Stock Unit; and (ii) the Merger Consideration, subject to any required tax withholdings. Following the Effective Time, no Restricted Stock Unit that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any Restricted Stock Unit shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 1.8(c) in exchange for such Restricted Stock Unit in accordance with this Section 1.8(c). The consideration payable under this Section 1.8(c) to each former holder of a Restricted Stock Unit that was outstanding immediately prior to the Effective Time shall be paid by the Company to such former holder as soon as practicable following the Effective Time (but in any event not later than ten Business Days thereafter), subject to any required tax withholdings.
1.9    Treatment of Company Warrants. With respect to each Company Warrant with respect to which the holder of such Company Warrant has signed a warrant cancellation agreement that is outstanding immediately prior to the Effective Time, (a) if the exercise price with respect to each Share issuable under such Company Warrant is equal to or greater than the Merger Consideration, such Company Warrant shall terminate and be cancelled as of immediately prior to the Effective Time, without any consideration being payable in respect thereof, and have no further force or effect; and (b) if the exercise price with respect to each Share issuable under such Company Warrant is less than the Merger Consideration, such Company Warrant shall terminate and be cancelled as of immediately prior to the Effective Time in exchange for the right to receive, in accordance with this Section 1.9, a lump sum cash payment in the amount of the aggregate Warrant Consideration with respect to such Company Warrant, payable by the Paying Agent pursuant to

Section 1.6. Following the Effective Time, no Company Warrant that was outstanding immediately prior to the Effective Time with respect to which a warrant cancellation agreement has been signed shall remain outstanding and each former holder of any such Company Warrant shall cease to have any rights with respect thereto, except to receive the consideration (if any) set forth in this Section 1.9 in exchange for such Company Warrant in accordance with this Section 1.9. The consideration (if any) payable under this Section 1.9 to each former holder of any Company Warrant that was outstanding immediately prior to the Effective Time shall be paid by the Paying Agent to such former holder pursuant to Section 1.6 as soon as practicable following the Effective Time (but in any event not later than three Business Days thereafter), subject to any required tax withholdings.
1.10    Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.
Section 2REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company hereby represents and warrants to Parent and Merger Sub as follows (it being understood that each representation and warranty contained in Section 2 is subject to (a) exceptions and disclosures set forth in the part or subpart of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 2; (b) any exception or disclosure set forth in any other part or subpart of the Company Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure is applicable to qualify such representation and warranty; and (c) disclosure in the Company SEC Documents filed on or after October 1, 2012 and prior to the date of this Agreement other than any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents or other forward-looking statements in such Company SEC Documents):
2.1    Due Organization; Subsidiaries Etc.
(a)    The Company is an Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. The Company has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound, except, in each case, where any such failure would not reasonably be expected to have a Company Material Adverse Effect. The Company is qualified or licensed to do business as a foreign Entity, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing does not have, and would not reasonably be expected to have, a Material Adverse Effect.
(b)    Part 2.1(b) of the Company Disclosure Schedule identifies each Subsidiary of the Company and indicates its jurisdiction of organization. Neither the Company nor any of its Subsidiaries owns any capital stock of, or any equity interest of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 2.1(b) of the Company Disclosure Schedule. None of the Acquired Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.
(c)    Each Subsidiary of the Company is an Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, except where the failure to be in good standing does not have, and would not reasonably be expected to have, a Material Adverse Effect.
2.2    Articles of Incorporation and Bylaws. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of the Articles of Incorporation, bylaws and other charter and organizational documents of each of the Acquired Corporations, including all amendments thereto, as in effect on the date hereof.
2.3    Capitalization, Etc.; Articles of Merger.
(d)    The authorized capital stock of the Company consists of: (i) 100,000,000 shares of Company Common Stock, of which 11,226,682 shares have been issued and are outstanding as of the close of business on August 29, 2014; and (ii) 50,000,000 shares of Company Preferred Stock, comprised of (A) 3,000,000 shares of Series B Preferred Stock, of which 2,442,654 shares have been issued and are outstanding as of the close of business on August 29, 2014, (B) 1,400,000 shares of Series C Preferred Stock, of which 1,269,036 shares have been issued and are outstanding as of the close of business on August 29, 2014, (C) 1,600,000 shares of Series D Preferred Stock, of which 1,566,580 shares have been issued and are outstanding as of the close of business on August 29, 2014, (D) 1,400,000 shares of Series F Preferred Stock, of which 1,321,327 shares have been issued and are outstanding as of the close of business on August 29, 2014, and (E) 10,100,000 shares of Series G Preferred Stock, of which 10,066,663 shares have been issued and are outstanding as of the close of business on August 29, 2014. All of the outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued, and are fully paid and nonassessable. All shares of preferred stock, no par value, of the Company previously designated as “Series E Preferred Stock” under the Certificate of Designation of Preferences of Series E Preferred Stock of the Company have been forfeited and are no longer outstanding and such Certificate of Designation was cancelled in connection therewith.
(e)    Except as set forth in Part 2.3(b) of the Company Disclosure Schedule: (i) none of the outstanding Shares are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding Shares are subject to any right of first refusal in favor of the Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Acquired Corporations having a right to vote on any matters on which the shareholders of the Company have a right to vote; (iv) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Shares; and (v) there are no other restrictions on the voting of any Shares. None of the Acquired Corporations is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding

Shares or other securities. The Company Common Stock constitutes the only outstanding class of securities of the Company or its Subsidiaries registered under the Securities Act.
(f)    As of the close of business on the business day immediately preceding this Agreement: (i) 2,515,473 Shares are subject to issuance pursuant to Company Options granted and outstanding under the 2007 Plan; (ii) 345,000 Shares are subject to issuance pursuant to Company Options granted and outstanding under the 2002 Plan; and (iii) 808,603 Shares are reserved for future issuance under Company Equity Plans. As of the close of business on the day immediately preceding this Agreement there are Restricted Stock Units granted and outstanding in respect of 569,615 Shares under the 2007 Plan. There are no shares of Restricted Stock issued and outstanding as of the date hereof. Part 2.3(c) of the Company Disclosure Schedule sets forth a list of the holders of Company Options and Restricted Stock Units as of August 29, 2014, including (to the extent applicable) the date on which each such Company Option or Restricted Stock Unit award was granted, the maximum and target number of shares of Company Common Stock subject to such Company Option or Restricted Stock Unit, the expiration date of such Company Option or Restricted Stock Unit, the price at which such Company Option or Restricted Stock Unit may be exercised (if any) under an applicable Company Equity Plan and the vesting schedule and status of each such Company Option or Restricted Stock Unit. All shares of capital stock of the Company issuable upon exercise of Company Options, Restricted Stock Unit or Restricted Stock have been duly reserved for issuance by the Company, and upon any issuance of such shares in accordance with the terms of the applicable Company Equity Plan, will be duly authorized, validly issued and fully paid and nonassessable. The Company has delivered or otherwise made available to Parent or Parent’s Representatives copies of all Company Equity Plans covering the Company Options or Restricted Stock Units outstanding as of the date of this Agreement and the forms of all stock option agreements and restricted stock agreements evidencing such Company Options or Restricted Stock Unit. Other than as set forth in this Section 2.3(c), there is no issued, reserved for issuance, outstanding or authorized stock option, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to any of the Acquired Corporations.
(g)    All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, beneficially and of record, by the Company free and clear of all Encumbrances and transfer restrictions, except for such Encumbrances and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities laws. Except as set forth in this Section 2.3 or in Part 2.3(d) of the Company Disclosure Schedule, there is no: (i) outstanding shares of capital stock, or other equity interest in, the Company; (ii) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit or any other right that is linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of any of the Acquired Corporations; (iii) outstanding security, instrument, bond, debenture, note or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Corporations; or (iv) shareholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any of the Acquired Corporations is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(h)    Part 2.3(e) of the Company Disclosure Schedule sets forth, as of the close of business on August 29, 2014, a list of each outstanding Company Warrant, including (i) the name of the holder of such Company Warrant, (ii) the number and class of Shares subject to such Company Warrant, (iii) the exercise price in respect of such Company Warrant and (iv) the date of grant. The Company has delivered or otherwise made available to Parent or Parent’s Representatives copies of all grant agreements evidencing all of the outstanding Company Warrants.
(i)    Each outstanding share of capital stock of each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary. None of the Acquired Corporations has any outstanding equity compensation plans or policies relating to the capital stock of, or other equity or voting interests in, any Subsidiary of the Company.
2.4    SEC Filings; Financial Statements.
(c)    Since October 1, 2012, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(d)    The consolidated financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not, individually or in the aggregate, material). No financial statements of any Person other than the Acquired Corporations are required by GAAP to be included in the consolidated financial statements of the Company.
(e)    The Company maintains, and at all times since October 1, 2012, has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Acquired Corporations; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Acquired Corporations that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended September 30, 2013, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, such assessment concluded that such controls were effective. To the knowledge of the Company, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, since October 1, 2012, none of the Acquired Corporations nor the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Acquired Corporations; (2) any illegal act or fraud, whether or not material, that involves the management or other employees of any Acquired Corporation; or (3) any claim or allegation regarding any of the foregoing.
(f)    The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ.
(g)    None of the Acquired Corporations is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Acquired Corporations, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any Acquired Corporation in any Acquired Corporation’s published financial statements or other Company SEC Documents.
(h)    As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or, to the knowledge of the Company, threatened, in each case regarding any accounting practices of the Acquired Corporations.
(i)    The Proxy Statement that will be sent to the shareholders of the Company in connection with the Company Shareholders’ Meeting (including any amendment or supplement thereto or document incorporated by reference therein) shall not, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company and at the time of the Company Shareholders’ Meeting, comply as to form in all material respects with the requirements of the Exchange Act.
(j)    Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.
2.5    Absence of Changes. Except as expressly contemplated by this Agreement, since September 30, 2013 through the date of this Agreement, (a) except for discussions, negotiations and transactions related to this Agreement, the Company has operated in all material respects in the ordinary course of business consistent with past practice and (b) there has not occurred any event, change, action, failure to act or transaction that, individually or in the aggregate, has had or would be reasonably expected to have, a Material Adverse Effect. Except as expressly contemplated by this Agreement since September 30, 2013 through the date of this Agreement, the Company has not taken any actions which, had such actions been taken after the date of this Agreement, would have required the written consent of Parent pursuant to Section 4.2.
2.6    Title to Assets. The Acquired Corporations have good and valid title to all material assets owned by them as of the date of this Agreement, including all material assets (other than capitalized or operating leases) reflected on the audited balance sheet in the last Annual Report on Form 10-K (the “Balance Sheet”) filed by the Company with the SEC (except for assets sold or otherwise disposed of in the ordinary course of business since the date of such Balance Sheet). All of said material assets are owned by the Acquired Corporations free and clear of any Encumbrances (other than Permitted Encumbrances).
2.7    Real Property. The Company does not own nor since January 1, 2010 has owned any real property. Part 2.7 of the Company Disclosure Schedule sets forth the address and description of each parcel of real property leased by and of the Company or one of its Subsidiaries (the “Leased Real Property”). Except as would not reasonably be expected to have a Material Adverse Effect, the Company or one of its Subsidiaries, as applicable, holds a valid and existing leasehold interest in the material real property that is leased or subleased by any of the Acquired Corporations from another Person, free and clear of all Encumbrances other than Permitted Encumbrances. No Acquired Corporation has received any written notice regarding any violation or breach or default under any Company Lease that has not since been cured, except for violations or breaches that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.
2.8    Intellectual Property.
(a)    Part 2.8(a) of the Company Disclosure Schedule identifies (i) the name of applicant/registrant and current owner, (ii) the jurisdiction of application/registration and (iii) the application or registration number for each item of Registered IP owned by or exclusively licensed to any of the Acquired Corporations. Except as set forth on Part 2.8(a) of the Company Disclosure Schedule, the Acquired Corporations own and possess all right, title and interest in and to or have the right to use, pursuant to a valid and enforceable agreement, all material Company IP, free and clear of all Encumbrances other than Permitted Encumbrances. To the knowledge of the Company, no loss or expiration of any of the material Registered IP owned by the Company is pending or reasonably foreseeable other than expiration of patents and trademarks in accordance with applicable Legal Requirements. As of the date of this Agreement, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than initial examination proceedings) is pending or, to the knowledge of Company, threatened, in which the scope, validity, enforceability or ownership of any Registered IP listed on Part 2.8(a) of the Company Disclosure Schedule is being or has been contested or challenged. No current or former Company Associate owns or has any claim, right (whether or not currently exercisable) or interest to or in any Company IP owned or purported to be owned by an Acquired Corporation and each current and former Company Associate who is or was involved in the creation or development of any Company IP owned or purported to be owned by an Acquired Corporation has signed an agreement containing an assignment of Intellectual Property Rights to the Acquired Corporations and confidentiality provisions protecting the Company IP.
(b)    Each Acquired Corporation has taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all material proprietary information held by any of the Acquired Corporations, or purported to be held by any of the Acquired Corporations, as a material trade secret.
(c)    To the knowledge of the Company: (i) the operation of the business of the Acquired Corporations as currently conducted does not infringe, misappropriate, dilute or otherwise violate any Intellectual Property Rights owned by any other Person; and (ii) no other Person is materially infringing, misappropriating, diluting or otherwise violating any Company IP owned by the Acquired Corporations. Except as set forth on Part 2.8(c) of the Company Disclosure Schedule, as of the date of this Agreement, no Legal Proceeding is pending and served (or, to the knowledge of the Company, is being threatened or is pending and has not been served) against the Acquired Corporations or by the Acquired Corporations relating to any actual, alleged or suspected infringement, misappropriation, dilution or other violation of any Intellectual Property Rights of another Person or to the Acquired Corporations’ Registered IP or any of the Acquired Corporations’ Intellectual Property Rights. Except as set forth in Part 2.8(c) of the Company Disclosure Schedule, since June 30, 2011, none of the Acquired Corporations has received any written notice or other written communication relating to any actual, alleged or suspected infringement, misappropriation, dilution or other violation of any Intellectual Property Right of another Person by any of the Acquired Corporations.
(d)    Except as set forth on Part 2.8(d) of the Company Disclosure Schedule, none of the Acquired Corporations is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to require or obligate any of the Acquired Corporations to grant or offer to any other Person any license or right to any Company IP. Except as set forth on Part 2.8(d) of the Company Disclosure Schedule, no Acquired Corporation Product incorporates or is distributed with any software that is licensed pursuant to an “open source” or other third party license agreement, and no Acquired Corporation is otherwise a party to such agreement that requires the disclosure or licensing of any source code for any Acquired Corporation Product or requires any Acquired Corporation Products to be made available at no charge. The Acquired Corporations have not disclosed, delivered, licensed or otherwise made available, and the Acquired Corporations do not have a duty or obligation (whether present, contingent, or otherwise) to disclose, deliver, license, or otherwise make available, any source code for any Acquired Corporation Product to any third party who is not, as of the date of this Agreement, a Company Associate.
(e)    Part 2.8(e) of the Company Disclosure Schedule is a complete and accurate list (by name and version number) of all Acquired Corporation Products along with any third party Intellectual Property Rights that are incorporated into, or bundled with, such Acquired Corporation Products. To the knowledge of the Company, (i) there are no defects in any of the Acquired Corporation Products that would prevent the same from performing materially in accordance with its user specifications and (ii) there are no viruses, worms, Trojan horses or similar disabling codes or programs in any of the Acquired Corporations Products. As of the date hereof, the Acquired Corporations possess all source code and other materials necessary for or used in the development and maintenance of the Acquired Corporation Products.
(f)    The Acquired Corporations are in compliance in all material respects with all policies and Information Privacy and Security Laws. To the knowledge of the Company, since June 30, 2012, there have been (i) no material losses or thefts of data or security breaches relating to data used in the businesses of the Acquired Corporations; (ii) no violations of any privacy or security policy regarding any such data; (iii) no unauthorized access or unauthorized use of any data; and (iv) no unintended or improper disclosure of any personally identifiable information in the possession, custody or control of any Acquired Corporation or a contractor or agent acting on behalf of the Acquired Corporation.
(g)    All computer hardware and software systems used or relied upon by the Acquired Corporations in the conduct of the business of the Acquired Corporations (the “Business Systems”) are materially sufficient for the current needs of such business subject to ongoing maintenance and planned hardware and software system upgrades reflected in the capital budget, and are subject to commercially reasonable disaster recovery and business continuity procedures. In the last twelve (12) months, there has not been any material failure with respect to any of the Business Systems that has not been remedied or replaced in all material respects. The Acquired Corporations have purchased and paid in full for a sufficient number of licenses for the operation of such Business Systems as operated on the date hereof except for any discrepancies that are not expected to result in a material liability to the Acquired Corporations, taken as a whole.
2.9    Contracts.
(a)    Part 2.9(a) of the Company Disclosure Schedule identifies each Company Contract that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, each of the following Company Contracts shall be deemed to constitute a “Material Contract”:
(i)    any Company Contract constituting a Company Employee Agreement pursuant to which any of the Acquired Corporations is or may become obligated to (A) make any severance, termination, tax gross-up or similar payment to any Company Associate or any spouse or heir of any Company Associate except for severance, termination or similar payments required by applicable Legal Requirements that do not exceed $200,000 per beneficiary or (B) make any bonus deferred compensation or similar payment (other than payments constituting base salary or commissions paid in the ordinary course of business) in excess of $200,000 in any year to any Company Associate;
(ii)    any collective bargaining agreement or other Company Contract with any labor organization;
(iii)    any Company Contract that is a settlement, conciliation or similar agreement with or before any Governmental Body or pursuant to which the Acquired Corporations will be required after the date of this Agreement to pay consideration in excess of $125,000;
(iv)    any Company Contract (A) limiting the freedom or right of any Acquired Corporation to engage in any line of business, to make use of any Company IP or to compete with any other Person in any location or line of business, or (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by any of the Acquired Corporations or exclusivity obligations or restrictions or otherwise limiting the freedom or right of any Acquired Corporation to sell, distribute or manufacture any products or service or any technology or other assets to or for any other Person;
(v)    any Company Contract that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration (i) by the Acquired Corporations in an amount having an expected value in excess of $250,000 or (ii) to the Acquired Corporations in an amount having an expected value in excess of $200,000, in each case in the fiscal year ending September 30, 2014, and which cannot be cancelled by the Company or such Subsidiary without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to the date) excluding non-exclusive distribution, reseller and end user customer agreements entered into in the ordinary course of business;
(vi)    any Company Contract relating to Indebtedness in excess of $50,000 (whether incurred, assumed, guaranteed or secured by any asset) of the Company or an Acquired Corporation, other than any Indebtedness between or among the Company and any of its Subsidiaries;
(vii)    any Company Contract or arrangement with any Person constituting a joint venture, partnership or limited liability company agreement;
(viii)    any Company Contract that requires or permits an Acquired Corporation, or any successor, to, or acquirer of an Acquired Corporation, to make any payment to another person as a result of a change of control of such Acquired Corporation (a “Change of Control Payment”) or gives another Person a right to receive or elect to receive a Change of Control Payment;
(ix)    any Company Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock or other equity interests of the Company or any of its Subsidiaries or prohibits the issuance of any guaranty by the Company or any of its Subsidiaries;
(x)    any license agreements pursuant to which the Company or any of its Subsidiaries licenses in any material Intellectual Property Right or licenses out any material Intellectual Property Right owned by the Company or its Subsidiaries (other than, in the first case, license agreements for commercially available off-the-shelf software on standard terms with an annual license fee of less than $25,000 that are not integrated or embedded into any Acquired Corporation Product, and, in the second case, non-exclusive distribution, reseller and end-user customer agreements entered into in the ordinary course of business);
(xi)    any agreement with a third party that provides co-location or data hosting services to any Acquired Corporation to fulfill obligations to provide software and data hosting services to end user customers;
(xii)    any other Company Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;
(xiii)    any Company Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), holder of 5% or more of Company Common Stock or any of their affiliates (other than any of the Acquired Corporations) or immediate family members;
(xiv)    any Company Contract with a reseller of Company products pursuant to which the Company receives payments in excess of $100,000 per annum; and

(xv)    any Company Contract for the lease or sublease of any material real property.
(b)    As of the date of this Agreement, the Company has either delivered or otherwise made available to Parent or Parent’s Representatives an accurate and complete copy of each Material Contract or has publicly made available such Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. Except as set forth on Part 2.9(b) of the Company Disclosure Schedule, neither the Acquired Corporations nor, to the knowledge of the Company, the other party is in material breach of or material default under any Material Contract and, neither the Acquired Corporations, or to the knowledge of the Company, the other party has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract. Each Material Contract is, with respect to the Acquired Corporations and, to the knowledge of the Company, the other party, a valid agreement, binding, and in full force and effect. To the knowledge of the Company, each Material Contract is enforceable by the applicable Acquired Corporation in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Except as set forth on Part 2.9(b) of the Company Disclosure Schedule, no Acquired Corporation has received any written notice regarding any violation or breach or default under any Material Contract that has not since been cured, except for violations or breaches that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. The Acquired Corporations have not waived in writing any rights under any Material Contract, the waiver of which would have, either individually or in the aggregate, a Material Adverse Effect. To the knowledge of the Company, since September 30, 2013, the Company has not received, on or prior to the date of this Agreement, any notice in writing from any Person that such Person intends to terminate, or not renew, any Material Contract.
(c)    Except as set forth on Part 2.9(c) of the Company Disclosure Schedule, none of the Acquired Corporations are nor have been since January 1, 2010 a party to any material agreement with any entity of the United States government or other state, local or foreign government or any subcontract thereunder, nor has any Acquired Corporation since January 1, 2010 been subject to or in violation in any material respect of any requirement imposed by any such agreement or any law, regulation or requirement pertaining to such agreements.
2.10    Liabilities. None of the Acquired Corporations has any liabilities of any nature (whether accrued, absolute, contingent or otherwise), except for: (i) liabilities disclosed on the Balance Sheet contained in the Company SEC Documents filed prior to the date of this Agreement; (ii) liabilities or obligations incurred pursuant to the terms of this Agreement; (iii) liabilities for performance of obligations of the Acquired Corporations under Contracts binding upon the Acquired Corporations (other than resulting from any breach or acceleration thereof) either provided or made available to Parent prior to the date of this Agreement or entered into in the ordinary course of business, including non-exclusive distribution, reseller and end user customer and other non-exclusive agreements entered into in the ordinary course of business; (iv) liabilities incurred in the ordinary course of business since June 30, 2014; and (v) liabilities that individually or in the aggregate have not and would not reasonably be expected to have a Material Adverse Effect.

2.11    Compliance with Legal Requirements. Each of the Acquired Corporations is, and since June 30, 2012 has been, in compliance with all applicable Legal Requirements, except where the failure to be in compliance has not had and would not reasonably be expected to have a Material Adverse Effect and, since June 30, 2012, neither the Company nor any of its Subsidiaries has been given written notice of, or been charged with, any violation of, any Legal Requirement except, in each case, for any such violation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
2.12    Certain Business Practices. To the knowledge of the Company, none of the Acquired Corporations or any of their respective employees, representatives or agents (in each case, acting in the capacity of an employee or representative of an Acquired Corporation) has (i) used any material funds (whether of the Company, any Subsidiary or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended and any rules or regulations promulgated thereunder, anti-money laundering laws and any rules or regulations promulgated thereunder or any applicable Legal Requirement of similar effect. Since June 30, 2012, none of the Acquired Corporations has received any written, or, to the knowledge of the Company, oral communication that alleges any of the foregoing. The Company utilizes effective controls, procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that violations of the aforementioned laws, rules or regulations will be prevented, detected and deterred.
2.13    Governmental Authorizations. The Acquired Corporations hold all Governmental Authorizations necessary to enable the Acquired Corporations to conduct their businesses in the manner in which their businesses are currently being conducted, except where failure to hold such Governmental Authorizations would not have a Material Adverse Effect. The Governmental Authorizations held by the Acquired Corporations are, in all material respects, valid and in full force and effect. The Acquired Corporations are in compliance with the terms and requirements of such Governmental Authorizations except where failure to be in compliance would not have a Material Adverse Effect.
2.14    Tax Matters.
(a)    Except as disclosed on Part 2.14(a) of the Company Disclosure Schedule, (i) each of the material Tax Returns required to be filed by or on behalf of the respective Acquired Corporations with any Governmental Body on or before the Closing Date (the “Acquired Corporation Returns”) have been or will be filed on or before the applicable due date (including any extensions of such due date), and have been, or will be when filed, prepared in compliance with all applicable Legal Requirements and are true and correct in all material respects, and (ii) all material Taxes payable by the Acquired Corporations (whether or not shown on the Acquired Corporation Returns to be due) or required to be withheld on or before the Closing Date have been or will be paid or withheld on or before the Closing Date.
(b)    The Company’s Balance Sheet has accrued all actual and estimated liabilities for unpaid Taxes with respect to all periods through the date thereof in accordance with GAAP,

other than any Taxes the non-payment of which would not have a Material Adverse Effect. The Company shall establish, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all material unpaid Taxes by the Acquired Corporations for the period from the date of the Balance Sheet through the Closing Date.
(c)    Except as set forth in Part 2.14(c) of the Company Disclosure Schedule, to the Company’s knowledge, as of the date of this Agreement, (i) there are no current examinations or audits of any Acquired Corporation Return in progress involving material Taxes and (ii) since June 30, 2011, no written claim has been received by any of the Acquired Corporations from any Governmental Body in any jurisdiction where the Acquired Corporations do not file Tax Returns that the Acquired Corporations are or may be subject to Taxes in that jurisdiction. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of all audit reports and similar documents (to which the Company has access) relating to Acquired Corporation Returns which have been requested by Parent. As of the date of this Agreement, no extension or waiver of the limitation period applicable to any of the Acquired Corporation Returns has been granted and is currently in effect.
(d)    As of the date of this Agreement, except as set forth in Part 2.14(d) of the Company Disclosure Schedule, to the knowledge of the Company, no Legal Proceeding involving the IRS or any other Governmental Body is pending or threatened against or with respect to the Acquired Corporations in respect of any material Tax. Except as set forth in Part 2.14(d) of the Company Disclosure Schedule, no deficiency of material Taxes has been asserted in writing as a result of any audit or examination by any Governmental Body that has not been paid, accrued for or been contested in good faith and in accordance with applicable Legal Requirements.
(e)    Except as set forth in Part 2.14(e) of the Company Disclosure Schedule, there is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of the Acquired Corporations that, considered individually or considered collectively with any other such Contracts, will give rise to the payment of any amount in connection with the Merger that would not be deductible pursuant to Section 280G of the Code. Except as set forth in Part 2.14(e) of the Company Disclosure Schedule, the Acquired Corporations are not a party to any Contract that would require, nor do the Acquired Corporations have any obligation (current or contingent), to compensate or otherwise “gross-up” any individual for excise taxes paid pursuant to Section 4999 of the Code.
(f)    None of the Acquired Corporations (i) have ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), or (ii) have incurred, or have the potential to incur, any material liability for the Taxes of any Person (other than the Company or any of the other Acquired Corporations) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, pursuant to a Contract, or otherwise (other than pursuant to customary provisions included in credit agreements, leases, and agreements entered with employees and non-exclusive distribution, reseller and end-user customer and other non-exclusive agreements, in each case, not primarily related to Taxes and entered into in the ordinary course of business).

(g)    None of the Acquired Corporations have been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.
(h)    None of the Acquired Corporations has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).
(i)    None of the Acquired Corporations will be required to include any item of income in, or exclude any item of deduction from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date, except as would not, individually or in the aggregate, have a Material Adverse Effect, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, (v) deferred intercompany gain or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or (vi) election under Section 108(i) of the Code.
(j)    The Acquired Corporations are not, and have not at any time during the applicable period specified in Code Section 897(c)(1)(A)(ii) been, United States real property holding corporations within the meaning of Section 897(c)(2) of the Code.
(k)    None of the Acquired Corporations is a party to or bound by any Tax allocation or Tax sharing agreement with any Person other than the Company and its Subsidiaries, and none has any current or potential contractual obligation to indemnify any other Person with respect to material Taxes.
(l)    No Acquired Corporation is or ever has been a “passive foreign investment company” within the meaning of Code Section 1297(a) or a “controlled foreign corporation” within the meaning of Code Section 957(a).
(m)    Part 2.14(m) of the Company Disclosure Schedule lists the federal Tax classification of each Acquired Corporation.
2.15    Employee Matters; Benefit Plans.
(a)    Except as set forth in Part 2.15(b) of the Company Disclosure Schedule, none of the Acquired Corporations is a party to or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization or works council representing any of its employees and there are no labor organizations or works councils representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of any of the Acquired Corporations. Since June 30, 2011, there has not been any strike, slowdown, work stoppage, lockout, job action, picketing, material labor dispute, question concerning representation, union organizing activity, or to the knowledge of the Company any threat thereof, or any similar labor activity or dispute, affecting any of the Acquired Corporations. There is not now pending, and, to the knowledge of the Company, no Person has threatened to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, material labor dispute, question concerning representation or union organizing activity or any similar labor activity or dispute. Except as set forth in Part 2.15(a) of the Company Disclosure Schedule, since June 30, 2011, there has been no material Legal Proceeding relating to employment matters, including relating to any Company Employee Agreement, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, collective bargaining, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any current or former Company Associate, including charges of unfair labor practices or harassment complaints. Since June 30, 2011 and except for such non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company has complied in all respects with all applicable Legal Requirements related to employment, including employment practices, wages, hours and other terms and conditions of employment (including the classification and compensation of employees and independent contractors for purposes of the Fair Labor Standards Act and cognate state laws), immigration, collective bargaining, workplace safety, employment taxes and other withholdings, and all Legal Requirements in respect of any reductions in force, including notice, information and consultation requirements.
(b)    Part 2.15(b) of the Company Disclosure Schedule sets forth a true and complete list of the material Employee Plans (other than any employment, termination or severance agreements for non-officer employees of the Company and its Subsidiaries that provide for at will employment without the payment of $100,000 or more in severance or bonuses and equity grant notices, and related documentation, with respect to employees of the Company and its Subsidiaries that are set forth on Part 2.3(d) of the Company Disclosure Schedule). The Company has made available to Parent or Parent’s Representatives prior to the execution of this Agreement with respect to each material Employee Plan true and complete copies of, to the extent applicable: (i) the most recent plan documents and all material amendments thereto, and all related trust or other funding documents, and in the case of unwritten material Employee Plans, written descriptions thereof, (ii) the most recent IRS determination or opinion letter for each Employee Plan intended to be qualified under Code Section 401(a), (iii) the most recent annual actuarial valuation, if any, and the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), (iv) the most recent summary plan descriptions and any material modifications thereto and (v) all material correspondence to or from the IRS, the United States Department of Labor, or any other Governmental Body since June 30, 2011.
(c)    None of the Acquired Corporations nor any other Person that would have been considered a single employer with an Acquired Corporation under the Code or ERISA has since January 1, 2011 maintained, contributed to, been required to contribute to or had any liability with respect to a plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan” each as defined in Section 4001 of ERISA.
(d)    Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion or advisory letter, if applicable) as to its qualified status under the Code, each such Employee Plan has timely adopted all currently effective amendments to the Code, and, to the knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to affect materially and adversely the qualified status of any such Employee Plan. Each of the Employee Plans is now and has been operated in compliance in all respects with its terms and all applicable Legal Requirements, including but not limited to ERISA and the Code, except for noncompliance that would not reasonably be expected to constitute a Material Adverse Effect. There do not exist any pending and served or, to the knowledge of the Company, pending and not served or threatened claims (other than routine undisputed claims for benefits), Legal Proceeding with respect to any Employee Plan other than Legal Proceeding that would not reasonably be expected to have a Material Adverse Effect.
(e)    Except as set forth in Part 2.15(e) of the Company Disclosure Schedule or to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement), neither the Acquired Corporations nor any Employee Plan has any present or future obligation to provide post-employment welfare benefits.
(f)    Except as set forth in Part 2.15(f) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement (including in combination with other events or circumstances) will not (i) entitle any current or former employee, director, officer, independent contractor or other service provider of the Acquired Corporations to severance pay, change in control, retention or similar payments, (ii) accelerate the time of payment or vesting, or increase the amount of, compensation or benefits due to any such employee, director, officer, independent contractor, (iii) directly or indirectly cause the Acquired Corporations to transfer or set aside any material assets to fund any benefits under any Employee Plan or (iv) limit or restrict the right to amend, terminate or transfer any material assets of any Employee Plan on or following the Effective Time.
(g)    Except as set forth in Part 2.15(g) of the Company Disclosure Schedule, no material Employee Plan is maintained primarily for the benefit of employees or other service providers who are primarily located outside of the United States (other than any employment, termination or severance agreement for non-officer employees of the Company or the Acquired Corporations, government mandated benefits, including consultation rights or notices, and equity grant notices, and related documentation, with respect to employees of the Company and the Acquired Corporations).
(h)    Each Employee Plan or other Contract that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder, except for any instances of noncompliance that would not reasonably be expected to result in a material liability to the Acquired Corporations. The Acquired Corporations do not have an obligation to gross-up, indemnify or otherwise reimburse any current or former service provider to the Acquired Corporations for any tax incurred by such service provider pursuant to Section 409A of the Code.
2.16    Environmental Matters. Except for those matters that would not reasonably be expected to have a Material Adverse Effect, (a) each Acquired Corporation is, and since June 30,

2011 has been, in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of their respective businesses, (b) as of the date hereof, there is no investigation, suit, claim, action or Legal Proceeding relating to or arising under any Environmental Law that is pending or, to the knowledge of the Company, threatened against any of the Acquired Corporations or the Owned Real Property or Leased Real Property, (c) as of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice, report or other information of or entered into any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of the Company or its Subsidiaries relating to or arising under Environmental Laws, (d) to the knowledge of the Company, (1) no Person has been exposed to any Hazardous Materials and (2) there are and have been no Hazardous Materials present or Released on, at, under or from any property or facility, including the Owned Real Property or Leased Real Property, in both cases in a manner and concentration that would reasonably be expected to result in any valid claim against or liability of any of the Acquired Corporations under any Environmental Law, and (e) none of the Acquired Corporations has assumed, undertaken, or otherwise become subject to any liability of another Person relating to Environmental Laws other than any indemnities in any Material Contracts or leases for real property.
2.17    Insurance. The Company has delivered or otherwise made available to Parent or Parent’s Representatives a copy of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets and operations of the Acquired Corporations. Except as would not reasonably be expected to have a Material Adverse Effect, (a) all such insurance policies are in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries and (b) all such insurance policies are in full force and effect, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder.
2.18    Legal Proceedings; Orders.
(a)    Except as set forth in Part 2.18(a) of the Company Disclosure Schedule, there is no Legal Proceeding pending and served (or, to the knowledge of the Company, threatened, or pending and not served) against the Acquired Corporations or to the knowledge of the Company, against any present or former officer, director or employee of the Acquired Corporations in such individual’s capacity as such, other than any Legal Proceedings that would not reasonably be expected to have a Material Adverse Effect;
(b)    to the Company’s knowledge, there is no order, writ, injunction or judgment to which the Acquired Corporations are subject, including any suspension or debarment from contracting with the federal government, that is reasonably likely to have a Material Adverse Effect; and
(c)    to the Company’s knowledge, no investigation or review by any Governmental Body with respect to the Acquired Corporations or their present or former officers,

directors or employees is pending or is being threatened, other than any investigations or reviews that would not reasonably be expected to have a Material Adverse Effect.
2.19    Authority; Binding Nature of Agreement; Takeover Laws.
(a)    The Company has the corporate power and authority to enter into and deliver and, subject to obtaining the Required Company Shareholder Vote, to perform its obligations under this Agreement and to consummate the Transactions.
(b)    A committee consisting of only disinterested directors of the Company’s Board of Directors, which complies with the requirements for such a committee set forth in Section 302A.673, Subd. 1(d), of the MBCA, and acting in accordance with Section 302A.673 of the MBCA (the “Special Committee”), at a meeting duly called and held, has unanimously: (i) approved this Agreement, the Merger and the other transactions contemplated hereby (including the Voting Agreements), which approval, to the extent applicable, constituted approval for the purposes of Sections 302A.673, and 302A.675 of the MBCA as a result of which this Agreement, the Merger and the other transactions contemplated hereby (including the Voting Agreements), are not and will not be subject to the restrictions on “business combinations” with an “interested shareholder” under the provision of Section 302A.673 of the MBCA or subject to the “fair price” provisions of Section 302A.675 of the MBCA or any other Takeover Laws; and (ii) recommended to the Company’s Board of Directors that the Company’s Board of Directors approve this Agreement, the Merger and the other transactions contemplated hereby (including the Voting Agreements) (the “Special Committee Recommendation”). The Company does not have in effect any shareholder rights plan, “poison pill” or similar plan or arrangement.
(c)    The Company’s Board of Directors, at a meeting duly called and held, has duly and unanimously adopted resolutions and not subsequently rescinded or modified in any way (i) declaring that this Agreement and the Transactions (including the Merger) are fair to and in the best interests of the Company and its shareholders; (ii) approving and declaring advisable this Agreement and the Transactions (including the Merger) (such approval having been made in accordance with the MBCA); (iii) recommending that the Company’s shareholders approve the Merger; and (iv) directing that the approval of the Merger be submitted to the shareholders of the Company to consummate the Merger under the MBCA.
(d)    The Company has amended its articles of incorporation in accordance with the MBCA to render Section 302A.671 of the MBCA inapplicable to the Company and any control share acquisition of capital stock of the Company. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 3.7(b), no further action is required by the Company’s Board of Directors (or any committee thereof) or the shareholders of the Company to render inapplicable to this Agreement, the Merger, and the other transactions contemplated hereby (including the Voting Agreements) (i) the restrictions on a “control share acquisition” set forth in Section 302A.671 of the MBCA; (ii) the restrictions on “business combinations” with an “interested shareholder” set forth in Section 302A.673 of the MBCA; (iii) the “fair price requirement” set forth in Section 302A.675 of the MBCA; (iv) other similar anti−takeover statute or regulation or Takeover Law in Minnesota; or (v) any anti−takeover provision in the Company Charter Documents and, accordingly, none of the foregoing anti−takeover or similar statute or regulation or any anti−takeover provision in the Articles of Incorporation, bylaws and other charter and organizational documents of each of the Acquired Corporations applies to this Agreement, the Merger or any other transactions contemplated hereby (including Voting Agreements).
(e)    This Agreement have been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitute the legal, valid and binding obligations of the Company and are enforceable against the Company in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
2.20    Vote Required. The Required Company Shareholder Vote is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve this Agreement and the Merger.
2.21    Non-Contravention; Consents. Except as set forth in Part 2.22 of the Company Disclosure Schedule and assuming compliance with the applicable provisions of the MBCA, the HSR Act, the Communications Laws, including receipt of the FCC Consent, the rules and regulations of NASDAQ and the receipt of the Required Company Shareholder Vote, the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement will not: (a) cause a violation of any of the provisions of the Articles of Incorporation or bylaws (or similar organizational documents) of any Acquired Corporation; or (b) cause a violation by any Acquired Corporation of any Legal Requirement or order applicable to any Acquired Corporation, or to which any Acquired Corporation is subject; or (c) conflict with, result in breach of, or constitute a default under, any Material Contract, except, in the case of clauses “(b)” and “(c)”, for such conflicts, violations, breaches or defaults as would not reasonably be expected to have a material and adverse effect on the business or operations of the Company and its Subsidiaries, taken as a whole. Except as set forth in Part 2.22 of the Company Disclosure Schedule and as may be required by the Exchange Act (including, without limitation, the requirement under the Exchange Act for the Company’s shareholders to approve or disapprove, on an advisory basis, the Merger-related compensation of the Company’s named executive officers and the filing with the SEC of the Proxy Statement and such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement), the MBCA, the Communications Laws, including receipt of the FCC Consent, the HSR Act and any filing, notification or approval in any foreign jurisdiction required by Antitrust Laws and the rules and regulations of NASDAQ, none of the Acquired Corporations is required to give notice to, make any filing with, or obtain any Consent from any Person at any time prior to the Closing in connection with the execution and delivery of this Agreement, or the consummation by the Company of the Merger, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.
2.22    Fairness Opinion. The Company’s Board of Directors has received the opinion of William Blair & Company as financial advisor to the Company to the effect that, as of the date of such opinion, and subject to the various assumptions and limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to the Company shareholders (other than Parent,

Merger Sub, any of their respective wholly owned subsidiaries and holders of Dissenting Shares). The Company will make available to Parent solely for informational purposes a written copy of the fairness opinion as promptly as practicable following the date of this Agreement.
2.23    Financial Advisor. Except for William Blair & Company, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any other Acquired Corporation.
2.24    Economic Sanctions. Except as may be set forth in Part 2.24 of the Company Disclosure Schedule, since June 30, 2012:
(a)    The Acquired Corporations have been in compliance in all material respects with all applicable economic sanctions and export control laws, regulations and orders, including those administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) (collectively, “Sanctions Laws”) and have not received any written notice of any governmental Legal Proceeding relating to Sanctions Laws.
(b)    None of any Acquired Corporation nor, to the knowledge of the Company any officer or director of the Company, nor any agent acting on behalf of the Company (i) is designated on any economic sanctions or export controls list of any Governmental Body, including OFAC’s Specially Designated Nationals and Blocked Persons List, or (ii) has been involved in any export, reexport or other transaction by any Acquired Corporation involving any Person on such list or any country in violation of any export controls or Sanctions Laws.
2.25    FCC Licenses.
(a)    Part 2.25 of the Company Disclosure Schedule lists all licenses and authorizations granted by the FCC and held by the Acquired Corporations (the “FCC Licenses”).
(b)    The FCC Licenses constitute all material authorizations from the FCC required for the operation of the business of the Company and each of its Subsidiaries as of the date hereof. Except as set forth in Part 2.25 of the Company Disclosure Schedule, there are no applications filed by Company or its Affiliates that are now pending at the FCC regarding the FCC Licenses. The FCC Licenses are in full force and effect as of the date hereof. The Company and its Affiliates are in compliance in all material respects with the Communications Act of 1934, as amended, and the rules and published policies of the FCC promulgated thereunder (collectively, the “Communications Laws”) applicable to the FCC Licenses and have complied in all material respects with all terms and conditions of the FCC Licenses.
(c)    There is not pending or, to the knowledge of the Company, threatened against Company or its Subsidiaries any application, action, petition, objection or other pleading, or any proceeding with the FCC or any other Governmental Authority, which (i) questions or contests the validity of, or seeks the revocation, forfeiture, non-renewal or suspension of, any of the FCC Licenses, (ii) seeks the imposition of any modification or amendment that would be materially detrimental with respect to any of the FCC Licenses, (iii) would adversely affect the ability of the Company to consummate the transactions contemplated hereunder or (iv) seeks the payment of a fine, sanction, penalty, damages or contribution in connection with the use of the FCC Licenses. There is no unsatisfied adverse FCC order or ruling outstanding against the Company or any Affiliate regarding any of the FCC Licenses. Neither the Company nor any Affiliate is a party to any complaint or proceeding at the FCC regarding any of the FCC Licenses. Neither the Company nor any other Acquired Corporation is aware of any fact that reasonably would be expected to delay the grant of the FCC Consent.
Section 3REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub represent and warrant to the Company as follows:
3.1    Due Organization. Each of Parent and Merger Sub is an Entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; (b) to own and use its assets in the manner in which its assets are currently owned and used; and (c) to perform its obligations under all Contracts by which it is bound, except where any such failure would not reasonably be expected to have a Parent Material Adverse Effect. Parent has delivered or made available to Company or Company’s Representatives accurate and complete copies of the articles of incorporation, bylaws and other charter and organizational documents of Parent and Merger Sub, including all amendments thereto.
3.2    Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and activities incidental thereto and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and those incident to its formation. Either Parent or a wholly owned subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub.
3.3    Authority; Binding Nature of Agreement. Parent and Merger Sub have the limited liability company or corporate power and authority, as the case may be, to execute and deliver and perform their obligations under this Agreement; and the execution, delivery and performance by Parent and Merger Sub of this Agreement have been duly authorized by all necessary action on the part of Parent and Merger Sub and their respective boards of directors. This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, and assuming due authorization, execution and delivery by the Company, is enforceable against them in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
3.4    Non-Contravention; Consents. Assuming compliance with: (i) the applicable provisions of the HSR Act, if applicable, and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws and (ii) the Communications Laws, including the receipt of the FCC Consent, the execution and delivery of this Agreement by Parent and Merger Sub, and the consummation of the transactions contemplated by this Agreement, will not: (a) cause a violation of any of the provisions of the articles of incorporation or bylaws or other organizational documents of Parent or Merger Sub; (b) cause a violation by Parent or Merger Sub of any Legal Requirement or order applicable to Parent or Merger Sub, or to which they are subject; or (c) conflict with, result in a breach of, or constitute a default on the part of Parent or Merger Sub under any Contract, except, in the case of clauses “(b)” and “(c)”, for such conflicts, violations, breaches or defaults as would not reasonably be expected to have a Parent Material Adverse Effect. Except as may be required by the Exchange Act, state takeover laws, the MBCA or the HSR Act and any filing, notification or approval in any foreign jurisdiction required by Antitrust Laws, neither Parent nor Merger Sub, nor any of Parent’s other Affiliates, is required to make any filing with or give any notice to, or to obtain any Consent from, any Person at or prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the Merger and the other Transactions, other than such filings, notifications, approvals, notices or Consents that, if not obtained, made or given, would not reasonably be expected to have a Parent Material Adverse Effect. No vote of Parent’s equityholders is necessary to approve this Agreement or any of the transactions contemplated by this Agreement, other than those which have been previously obtained.
3.5    Disclosure. None of the information with respect to Parent or Merger Sub supplied or to be supplied by or on behalf of Parent or Merger Sub or any of its Subsidiaries expressly for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is first mailed to the shareholders of the Company or at the time of the Company Shareholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.
3.6    Absence of Litigation. As of the date hereof, there is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served or overtly threatened against Parent or Merger Sub, except as would not and would not reasonably be expected to materially and adversely affect Parent’s or Merger Sub’s ability to consummate the Transactions contemplated hereby. To the knowledge of Parent or Merger Sub, as of the date of this Agreement, neither Parent nor Merger Sub is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not and would not reasonably be expected to materially and adversely affect Parent’s or Merger Sub’s ability to consummate the Transactions contemplated hereby.
3.7    Ownership of Company Capital Stock. Neither Parent nor any of Parent’s Affiliates directly or indirectly owns, and at all times for the past three years, neither Parent nor any of Parent’s controlled Affiliates has owned, beneficially or otherwise, any shares of the Company’s capital stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s capital stock, except as specifically provided in the Voting Agreements. Neither Parent nor Merger Sub has enacted or will enact a plan that complies with Rule 10b5-1 under the Exchange Act covering the purchase of any of the shares of the Company’s capital stock. Assuming the accuracy of the representations and warranties of the Company in Section 2.19(b), none of Parent, Merger Sub or Parent’s Affiliates is an “interested shareholder” under Section 302A.011, Subd. 49, of the MBCA.

3.8    Acknowledgement by Parent and Merger Sub.
(d)    Neither Parent nor Merger Sub is relying and neither Parent nor Merger Sub has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 2, including the Company Disclosure Schedule. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions and each of Parent and Merger Sub understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.
(e)    In connection with the due diligence investigation of the Acquired Corporations by Parent and Merger Sub and their respective Affiliates, shareholders (or stockholders, as applicable), directors, officers, employees, agents, representatives or advisors, Parent and Merger Sub and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company and its Affiliates, shareholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Acquired Corporations and their businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Merger Sub will have no claim against any of the Acquired Corporations, or any of their respective Affiliates, shareholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other person with respect thereto unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement. Accordingly, Parent and Merger Sub hereby acknowledge and agree that none of the Acquired Corporations, nor any of their respective Affiliates, shareholders, directors, officers, employees, consultants, agents, representatives or advisors, nor any other person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement.
3.9    Financing. The net proceeds of the Equity Financing, when funded in accordance with the Equity Funding Letter, will be sufficient for Merger Sub and the Surviving Corporation to pay the aggregate Merger Consideration, all amounts required to be paid pursuant to Section 1.8 and Section 1.9 and any other amounts required to be paid in connection with the consummation of the Transactions and to pay all related fees and expenses.
3.10    Certain Arrangements. As of the date of this Agreement, Parent has disclosed to the Company all Contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) (a) between Parent, Merger Sub, the Equity Investor or any of their respective Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Company or any of its Subsidiaries or the

Transactions or (b) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any shareholder of the Company agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Offer.
3.11    Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Jefferies LLC, whose fees and expenses will be paid by Parent.
3.12    Qualification as Licensee. Parent and Merger Sub each are qualified under present law, including the Communications Laws, to become, following receipt of the FCC Consent, the licensee of the FCC Licenses and Parent and Merger Sub are not aware of any fact that reasonably would be expected to delay the grant of the FCC Consent. No waiver of any Communications Law relating to the qualifications of Parent and Merger Sub is necessary for the FCC Consent to be obtained.
Section 4CERTAIN COVENANTS OF THE COMPANY
4.1    Access and Investigation. During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 7.1 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Company shall, and shall cause the respective Representatives of the Acquired Corporations to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Acquired Corporations’ Representatives, personnel and assets, supervised conversations with customers and suppliers and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations; and (b) promptly provide Parent and Parent’s Representatives with all reasonably requested information regarding the business of the Acquired Corporations, including copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request; provided, however, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company. Nothing herein shall require the Company to disclose any information to Parent if such disclosure would, in its reasonable discretion (i) jeopardize any attorney-client or other legal privilege (so long as the Company has reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto), (ii) contravene any applicable Legal Requirement, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company or its Affiliates is a party), provided that the Company shall use commercially reasonable efforts to obtain any Consents of third parties that are necessary to allow such information to be disclosed to Parent and its Representatives and shall otherwise use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in a breach of this clause (ii) or (iii) result in the disclosure of any trade secrets of third parties; provided, further, that information shall be disclosed subject to execution of a joint defense agreement in customary form, to external counsel for Parent to the extent reasonably required for the purpose of complying with applicable Antitrust Laws. With respect to the information disclosed pursuant to this Section 4.1, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Confidentiality Agreement dated August 10, 2014, between the Company and Vista Equity Partners III, LLC (the “Confidentiality Agreement”).
4.2    Operation of the Company’s Business.
(k)    During the Pre-Closing Period: (i) except (x) as required or otherwise contemplated under this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Parent, or (z) as set forth in Part 4.2 of the Company Disclosure Schedule, the Company shall ensure that each of the Acquired Corporations conducts in all material respects its business and operations in the ordinary course; and (ii) the Company shall promptly notify Parent of (A) any knowledge of any notice from any Person alleging that the Consent of such Person is or may be required in connection with any of the transactions contemplated by this Agreement, and (B) any Legal Proceeding commenced, or, to its knowledge threatened, relating to or involving any of the Acquired Corporations that relates to the consummation of the transactions contemplated by this Agreement. The Company shall, and shall cause each of the other Acquired Corporations to, use commercially reasonable efforts to preserve intact the material components of their current business organization, including keeping available the services of current officers and key employees, and use commercially reasonable efforts to maintain their respective relations and good will with all material suppliers, material customers, Governmental Bodies and other material business relations; provided, however, that the Acquired Corporations shall be under no obligation to put in place any new retention programs or include additional personnel in existing retention programs.
(l)    During the Pre-Closing Period, except (x) as required or otherwise contemplated under this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), or (z) as set forth in Part 4.2 of the Company Disclosure Schedule, the Company shall not, and shall not permit any of the other Acquired Corporations to:
(i)    other than in connection with the payment of any dividend to the holders of Series B Preferred Stock, in accordance with the terms of the Series B COD and as described on Part 4.2(b)(i) of the Company Disclosure Schedule, (1) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Company Common Stock or the Company Preferred Stock), or (2) repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Company Common Stock or the Company Preferred Stock), or any rights, warrants or options to acquire any shares of its capital stock, other than: (A) dividends or distributions between or among any of the wholly owned Acquired Corporations to the extent consistent with past practices (but not from the Company to its shareholders); (B) repurchases of other Shares outstanding as of the date hereof pursuant to the Company’s right (under written commitments in effect as of the date hereof) to purchase Shares held by a Company Associate only upon termination of such associate’s employment or engagement by the Acquired Corporations; (C) repurchases of Company Options (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the date hereof (in cancellation thereof) pursuant to the terms of any such Company Option (in effect as of the date hereof) between the Company and an employee, consultant or member of the Company’s Board of Directors only upon termination of such Person’s employment or engagement by the Acquired Corporations; or (D) in connection with withholding to satisfy the Tax obligations with respect to Company Options;
(ii)    split, combine, subdivide or reclassify any shares of its capital stock (including the Company Common Stock or the Company Preferred Stock) or other equity interests;
(iii)    other than in connection with the payment of any dividend to the holders of Series B Preferred Stock in accordance with the terms of the Series B COD and as described on Part 4.2(b)(i) of the Company Disclosure Schedule, sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant of (A) any capital stock, equity interest or other security, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security, or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security (except that the Company may issue shares of the Company Common Stock as required to be issued upon the valid exercise of Company Options, Company Warrants or Company Preferred Stock);
(iv)    except as contemplated by Section 5.3, as required pursuant to an existing employment agreement or Employee Plan as of the date hereof or as otherwise required by applicable Legal Requirements, establish, adopt, terminate or amend any Employee Plan (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof), or amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Employee Plans (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof) or grant any employee or director any increase in compensation, bonuses or other benefits (except that the Acquired Corporations: (A) may provide increases in salary, wages or benefits to employees in the ordinary course of business and consistent with past practice; (B) may amend, modify or interpret the 2007 Plan and the Restricted Stock Units to accelerate the vesting of Restricted Stock Units and to provide for the settlement in cash of the Restricted Stock Units, in each case, in accordance with this Agreement; and (C) may make usual and customary annual, semi-annual or quarterly bonus payments, commission payments and profit sharing payments in the ordinary course of business consistent with past practice in accordance with the bonus, commission and profit sharing plans existing on the date of this Agreement and disclosed on the Company Disclosure Schedule);
(v)    (A) enter into (x) any change-in-control agreement with any executive officer, employee, director or independent contractor or (y) any retention agreement with any executive officer or director, (B) enter into (aa) any employment, severance or other material agreement with any executive officer or director, (bb) any employment or severance agreement with any non-executive officer employee with an annual compensation opportunity greater than $150,000 or any consulting agreement with any independent contractors with an annual compensation opportunity greater than $150,000 or (cc) any severance agreement with any officer, director or employee on terms materially inconsistent with the Company’s severance policy as in effect on the date hereof, (C) hire any employee with an annual compensation opportunity in excess of $150,000 or (D) enter into any agreement with respect to the voting of its capital stock;
(vi)    implement any employee layoffs that would reasonably be expected to implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Legal Requirements;
(vii)    amend or permit the adoption of any amendment to its Articles of Incorporation or bylaws or other charter or organizational documents;
(viii)    form any Subsidiary, acquire any equity interest or other interest in any other Entity or enter into any joint venture, partnership, limited liability corporation or similar arrangement;
(ix)    make or authorize any capital expenditure (except that the Acquired Corporations may make any capital expenditure that: (A) is provided for in the Company’s capital expense budget delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, which expenditures shall be in accordance with the categories set forth in such budget; or (B) when added to all other capital expenditures made on behalf of all of the Acquired Corporations since the date of this Agreement but not provided for in the Company’s capital expense budget delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, does not exceed $100,000 individually and $200,000 in the aggregate during any fiscal quarter);
(x)    acquire, lease, license, pledge, sell, abandon (or permit to lapse, other than any patent expiring at the end of its statutory term), transfer, assign guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any material Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property or sell or otherwise dispose of, or lease or license, any material right or other material asset or property to any other Person (other in the ordinary course of business), or sell or otherwise dispose of, divest or spin-off, or lease, license or sublicense, any material right or other material asset or property to any other Person (other than in the ordinary course of business consistent with past practice or pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Company, or waive or relinquish, abandon, allow to lapse or encumber (except for any Permitted Encumbrance) any material right or material asset or property (except, in the case of any of the foregoing (A) as provided for in the Company’s capital expense budget delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement and (B) the Acquired Corporations may enter into license agreements for commercially available software on standard terms in the ordinary course of business);
(xi)    lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any Indebtedness (except for short-term borrowings, of not more than $100,000 in the aggregate, incurred in the ordinary course of business consistent with past practice, advances to employees for travel and other business related expenses in the ordinary course of business consistent with past practices and in compliance in all material respects with the Company’s policies related thereto and intercompany loans, advances, capital contributions or investments between or among the Company and any direct or indirect wholly owned Subsidiary of the Company);
(xii)    amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim or liability or obligation under, any Material Contract or enter into any Contract which if entered into prior to the date hereof would have been a Material Contract, excluding any non-exclusive distribution, reseller or end user customer agreements;
(xiii)    except as required by applicable Legal Requirement or by GAAP, (a) make any material change to any accounting method or accounting period (or request such a change) in any material respect; (b) make any material Tax election (other a Tax election that is consistent with a Tax election made in a previous period); (c) rescind or change any material Tax election; (d) file an amended Tax Return that could materially increase the Taxes payable by the Acquired Corporations; (e) enter into a closing agreement with any Governmental Body regarding any material Tax; (f) settle, compromise or consent to any Tax claim or assessment or surrender a right to a material Tax refund; or (g) waive or extend the statute of limitations with respect to any material Tax other than (1) pursuant to extensions of time to file a Tax Return obtained in the ordinary course of business or (2) pursuant to an extension granted in the ordinary course of business in connection with an audit of federal, state or local Taxes to prevent the assessment or collection of a Tax;
(xiv)    commence any Legal Proceeding, except with respect to: (A) routine matters in the ordinary course of business; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that the Company consults with Parent and considers the views and comments of Parent with respect to such Legal Proceedings prior to commencement thereof); or (C) in connection with a breach of this Agreement or any other agreements contemplated hereby;
(xv)    settle, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than any Legal Proceeding relating to a breach of this Agreement or any other agreements contemplated hereby or pursuant to a settlement that does not relate to any of the Transactions contemplated hereby and: (A) that results solely in a monetary obligation involving only the payment of monies by the Acquired Corporations of not more than $125,000 in the aggregate; or (B) that results solely in a monetary obligation that is funded by an indemnity obligation to or, an insurance policy of, the Acquired Corporations and the payment of monies by the Acquired Corporations that together with any settlement made under subsection “(A)” are not more than $125,000 in the aggregate (not funded by an indemnity obligation or through insurance policies);
(xvi)    enter into any collective bargaining agreement or agreement to form a work council or other agreement with any labor organization or works council (except to the extent required by applicable Legal Requirements);

(xvii)    adopt or implement any shareholder rights plan or similar arrangement;
(xviii)    fail to make any material filing, pay any fee, or take another action necessary to maintain in full force and effect any trademark or trade name that is material to the conduct of the business of the Acquired Corporations, as a whole, as currently conducted;
(xix)    except as required by existing written agreements or Company Benefit Plans in effect prior to the date of this Agreement, or as otherwise required by applicable Legal Requirement, waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any Benefit Plan or authorize cash payments in exchange for any options granted under any Company Benefit Plan, except as otherwise provided in this Agreement;
(xx)    knowingly disclose any material trade secrets of the Acquired Corporations other than pursuant to agreements entered into in the ordinary course of business consistent with past practice that contain confidentiality undertakings with respect to such confidential information and trade secrets;
(xxi)    adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the other Acquired Corporations;
(xxii)    except as contemplated by the last sentence of Section 1.3(a), adversely modify in any material respect any of the FCC Licenses or fail to maintain all of the FCC Licenses in full force and effect; or
(xxiii)    authorize any of, or agree or commit to take, any of the actions described in clauses “(i)” through “(xxii)” of this Section 4.2(b).
During the Pre-Closing Period, without the written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), Parent and Merger Sub shall not, and shall cause the Equity Investor and their respective Affiliates to not, (i) enter into discussions or negotiations of any Contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) or (ii) amend or otherwise supplement any agreements, arrangements or understandings (whether oral or written) in existence on the date of this Agreement, in the case of clauses “(i)” and “(ii)” that are between Parent, Merger Sub the Equity Investor or any of their respective Affiliates, on the one hand, and any officer or director of the Company, on the other hand, that relate in any way to the Company or any of its Subsidiaries or the Transaction.
Notwithstanding the foregoing, nothing contained herein shall give to Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Acquired Corporations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its Subsidiaries’ respective operations.
4.3    No Solicitation.
(g)    For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality and standstill agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that an Acceptable Confidentiality Agreement may permit the submission of Acquisition Proposals to the Company’s Board of Directors on a private and confidential basis.
(h)    Except as permitted by this Section 4.3, during the Pre-Closing Period the Company shall not and shall cause each of its Subsidiaries not to and shall direct its Representatives not to (i) continue any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal and (ii) directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or (C) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal. The Company shall promptly deliver a written notice to each Person that entered into a confidentiality agreement in anticipation of potentially making an Acquisition Proposal, to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, effective on the date hereof, and the notice shall also request such Person to promptly return or destroy all confidential information concerning the Company and its Subsidiaries. Notwithstanding anything to the contrary in this Agreement, the Company’s Board of Directors shall be permitted, to the extent it determines in good faith, after consultation with outside legal counsel, that failure to take such action would be violate its fiduciary duties, to modify, waive, amend or release any existing standstill obligations owed by any Person to the Company or any of its Subsidiaries, in each case, solely in order to allow such Person to present a confidential offer or proposal to the Board without public disclosure.
(i)    If at any time on or after the date of this Agreement and prior to obtaining the Required Company Shareholder Vote, the Company or any of its Representatives receives an unsolicited bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed on or after the date of this Agreement and did not result from any material breach of this Section 4.3, (i) the Company and its Representatives may contact such Person or group of Persons to clarify the terms and conditions thereof and (ii) if the Company’s Board of Directors determines in good faith, after consultation with independent financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer, then the Company and its Representatives may (x) furnish, pursuant to

(but only pursuant to) an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Acquisition Proposal; provided that the Company shall promptly (and in any event within 24 hours) provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal.
(j)    Following the date of this Agreement, the Company shall promptly (and in any event within 24 hours) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by the Company or any of its Representatives and provide to Parent a summary of the material terms and conditions of any Acquisition Proposal and keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a prompt basis (and in any event within 24 hours) and upon the request of Parent shall reasonably inform Parent of the status of such Acquisition Proposal. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 4.3 or otherwise prohibit the Company from complying with its obligations under this Section 4.3.
(k)    Nothing in this Section 4.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company that is required by applicable Legal Requirements; provided, that making such disclosure under clause (i) or (ii) shall not in any way limit or modify the effect, if any, that any such action has under Sections 4.3 or 5.1.
(l)    The Company agrees that in the event any Subsidiary or Representative of the Company takes any action which, if taken by the Company, would constitute a breach of this Section 4.3, the Company shall be deemed to be in breach of this Section 4.3.
Section 5ADDITIONAL COVENANTS OF THE PARTIES
5.1    Company Board Recommendation; Proxy Statement; Shareholder Approval.
(m)    The Company hereby represents that its Board of Directors and its Special Committee, each at a meeting duly called and held, has made the Company Board Recommendation and the Special Committee Recommendation, respectively. Subject to Section 5.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation and the Special Committee Recommendation in the Proxy Statement. During the Pre-Closing Period, neither the Company’s Board of Directors nor any committee (including the Special Committee) thereof shall (i)(A) withdraw (or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or modify in a manner adverse to Parent or Merger Sub), the Company Board Recommendation or the Special Committee Recommendation, as applicable, or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Acquisition Proposal (any action described in this clause (i) being referred to as a “Company

Adverse Change Recommendation”) or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow any Acquired Corporation to execute or enter into any Contract with respect to any Acquisition Proposal, or requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement).
(n)    Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the receipt of the Required Shareholder Vote:
(i)    if the Company has received a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 4.3) from any Person that has not been withdrawn and after consultation with outside legal counsel, the Company’s Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (x) the Company’s Board of Directors may make a Company Adverse Change Recommendation, or (y) the Company may terminate this Agreement to enter into a Specified Agreement with respect to such Superior Offer, if and only if: (A) the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably constitute a breach of the fiduciary duties of the Company’s Board of Directors to the Company’s shareholders under applicable Legal Requirements; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation pursuant to this Section 5.1(b)(i) or terminate this Agreement pursuant to Section 7.1(f) at least four (4) business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation); and (C) (1) the Company shall have provided to Parent the material terms and conditions of the Acquisition Proposal in accordance with Section 4.3(d), (2) the Company shall have given Parent the four (4) business days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and shall have negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of such negotiations and giving effect to the proposals (including the Equity Funding Letter and Guaranty) made by Parent, if any, after consultation with outside legal counsel, the Company’s Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 7.1(f) would reasonably constitute a breach of fiduciary duties of the Company’s Board of Directors to the Company’s shareholders under applicable Legal Requirements. Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) shall not be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 5.1. For the avoidance of doubt, the provisions of this Section 5.1(b)(i) shall also apply to any material amendment to any Acquisition Proposal and require a new Determination Notice, except that the references to four (4) business days shall be deemed to be two (2) business days; and

(ii)    other than in connection with an Acquisition Proposal, the Company’s Board of Directors may make a Company Adverse Change Recommendation in response to a Change in Circumstance, if and only if: (A) the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably constitute a breach of the fiduciary duties of the Company’s Board of Directors to the Company’s shareholders under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice at least four (4) business days prior to making any such Company Adverse Change Recommendation; and (C) (1) the Company shall have specified the Change in Circumstance in reasonable detail, (2) the Company shall have given Parent the four (4) business days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Change in Circumstance would no longer necessitate a Company Adverse Change Recommendation, and shall have negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of such negotiations and giving effect to the proposals (including the Equity Funding Letter and Guaranty) made by Parent, if any, after consultation with outside legal counsel, the Company’s Board of Directors shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Change in Circumstance would reasonably constitute a breach of fiduciary duties of the Company’s Board of Directors to the Company’s shareholders under applicable Legal Requirements. For the avoidance of doubt, the provisions of this Section 5.1(b)(ii) shall also apply to any material change to the facts and circumstances relating to such Change in Circumstance and require a new Determination Notice, except that the references to four (4) business days shall be deemed to be two (2) business days.
(o)    As soon as practicable following the date hereof (and in no event later than ten (10) business days after the date hereof), the Company shall prepare the Proxy Statement in preliminary form and file it with the SEC and the Company and Parent shall timely cooperate with and assist the Company in connection with the preparation of the foregoing. Subject to Section 5.1(b), the Proxy Statement shall reflect the Company Board Recommendation. The Company shall use commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC or its staff concerning the Proxy Statement. Parent and Merger Sub will provide to the Company upon request any information with respect to Parent and Merger Sub and their respective officers, directors, Affiliates and agents required to be provided in the Proxy Statement under applicable Legal Requirements or as reasonably requested by the Company. The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff or any other governmental officials and of any request by the SEC or its staff or any other governmental officials for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff or any other governmental officials, on the other hand, with respect to the Proxy Statement. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall give Parent a reasonable opportunity to review and comment on such document or response and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent. The Company, on the one hand, and Parent and Merger Sub, on the other hand, agree to promptly correct any information provided by it for use in the Proxy Statement if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Legal Requirements, and the Company further agrees to cause the Proxy Statement, as so corrected, to be filed with the SEC and, if any such correction is made following the mailing of the Proxy Statement, mailed to holders of Shares, in each case as and to the extent required by the Exchange Act or the SEC (or its staff). Notwithstanding the foregoing, the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement.
(p)    The Company shall, as promptly as reasonably practicable after the Proxy Statement Clearance Date, take all action necessary under all applicable Legal Requirements, the Company’s Articles of Incorporation and bylaws and the rules of NASDAQ to establish a record date for (and the Company shall not change such record date without the prior written consent of Parent) and call, and give notice of a meeting of the holders of the Shares to vote on the approval of this Agreement and the Merger (including any adjournment or postponement thereof, the “Company Shareholders’ Meeting”) and mail to the holders of Shares as of the record date established for the Company Shareholders’ Meeting a Proxy Statement. The Company shall include, in accordance with Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, a proposal to Shareholders for a non-binding, advisory vote to approve certain compensation that may become payable to the Company’s named executive officers in connection with the completion of the Merger. The Company shall ensure that all proxies solicited by the Company in connection with the Company Shareholders’ Meeting are solicited in compliance in all material respects with all applicable Legal Requirements. Subject to Sections 4.3 and 5.1, the Company shall use its reasonable best efforts to obtain the Required Company Shareholder Vote. The Company in its sole discretion may adjourn or postpone the Company Shareholders’ Meeting after consultation with Parent, and with Parent’s consent (not to be unreasonably withheld, conditioned or delayed), (A) to the extent necessary to ensure that any legally required supplement or amendment to the Proxy Statement is provided to the shareholders of the Company within a reasonable amount of time in advance of the Company Shareholders’ Meeting or (B) if as of the time for which the Company Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting. Unless this Agreement is validly terminated in accordance with Section 7.1, the Company shall submit this Agreement and the Merger to its shareholders at the Company Shareholders’ Meeting even if the Company’s Board of Directors shall have made a Company Adverse Change Recommendation.
(q)    Parent agrees to cause all Shares owned by Parent or any subsidiary of Parent to be voted in favor of the approval of the Agreement at the Company Shareholders’ Meeting.
5.2    Filings, Consents and Approvals.
(m)    The Parties agree to use their reasonable best efforts to take promptly any and all steps necessary to avoid or eliminate each and every impediment under the Antitrust Laws, that may be asserted by any Governmental Body or other person, so as to enable the Closing to occur expeditiously, but in no case later than the End Date, including (i) negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, lease, license, divestiture or disposition of any assets, rights, product lines, or businesses of Parent or its Subsidiaries and/or those of the Acquired Corporations, provided that the Acquired Corporations will only be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on the Acquired Corporations only in the event the Closing occurs; and (ii) provide as promptly as reasonably practicable all information required by any Governmental Body pursuant to its evaluation of the Transactions under the HSR Act (or other applicable Antitrust Laws). By way of illustration and not limitation, the Parties agree to promptly take, and cause their affiliates to take, all actions and steps requested or required by any Governmental Body as a condition to granting any consent, permit, authorization, waiver, clearance and approvals, and to cause the prompt expiration or termination of any applicable waiting period and to resolve such objections, if any, as the FTC, FCC and the DOJ, or other Governmental Bodies of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are sought with respect to the Transactions, so as to obtain termination of the waiting period under the HSR Act or other Antitrust Laws, and to avoid the commencement of a lawsuit by the FTC, the DOJ or other Governmental Bodies under Antitrust Laws, and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing the Closing or materially delaying the Closing. The Parties shall defend through litigation on the merits any claim asserted in court by any party under Antitrust Laws in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that could restrain, delay, or prevent the Closing by the End Date.
(n)    Subject to the terms and conditions of this Agreement, each of the Parties hereto shall (and shall cause their respective Affiliates, if applicable, to): (i) promptly, but in no event later than nine (9) business days after the date hereof, make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions; and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings, notifications or other consents are required to be made with, or obtained from, any other Governmental Bodies in connection with the Transactions.
(o)    Without limiting the generality of anything contained in this Section 5.2, during the Pre-Closing Period, each Party hereto shall use its reasonable best efforts to (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions, (ii) keep the other Parties reasonably informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iii) promptly inform the other Parties of any communication to or from the FTC, FCC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly furnish to the other Party, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, with copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding (other than “4(c) documents” as that term is used in the rules and regulations under the HSR Act), (v) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, and to the extent reasonably practicable, consult and cooperate with the other Parties and will consider in good faith the views of the other Parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding, and (vi) except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, each Party hereto will permit authorized Representatives of the other Party to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any argument, opinion or proposal made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding.
(p)    Subject to the terms and conditions of this Agreement, each of the Parties hereto shall (and shall cause their respective Affiliates, if applicable, to promptly, but in no event later than five (5) business days after the date hereof, jointly file or cause to be filed with the FCC all appropriate applications and notifications to obtain any required approval of the FCC for the transactions contemplated hereunder (collectively, the “FCC Transfer Application”). Each of the Parties hereto shall furnish to the other Parties such necessary information and assistance as each may request in connection with the preparation, filing, and prosecution of the FCC Transfer Application in order to have such applications made as expeditiously as practicable. Any filing fees incurred in connection with the filing of the FCC Transfer Application shall be borne and paid equally by Parent and Merger Sub, on the one hand, and the Company, on the other, and the Parties shall use commercially reasonable efforts to cooperate and prosecute the FCC Transfer Application in good faith and with due diligence before the FCC, and shall furnish to the FCC any documents, materials, or other information requested by the FCC in order to obtain the FCC Consent as expeditiously as practicable. During the Pre-Closing Period, Parent and Merger Sub will not take, or fail to take, any action that reasonably would be expected to disqualify Parent or Merger Sub as the proposed assignee or transferee pursuant to the FCC Transfer Application or as the licensee of the FCC Licenses. If Parent or Merger Sub become aware of any facts or circumstances that would reasonably be expected to cause such disqualification, it will notify the Company as soon as practicable in writing thereof and use its reasonable best efforts to prevent and/or cure any such disqualification.

5.3    Company Options. Prior to the Effective Time, the Company shall use its reasonable best reasonable efforts to take such actions (including obtaining any necessary determinations and/or resolutions of the Company’s Board of Directors or a committee thereof) that may be necessary (under the Company Equity Plans and award agreements pursuant to which Company Options are outstanding or otherwise) to (a) accelerate the vesting and exercisability of each unexpired and unexercised Company Option then outstanding as of immediately prior to the Effective Time so that each such Company Option shall be fully vested and exercisable prior to the Effective Time, (b) terminate each Company Equity Plan (except as otherwise agreed by Parent and the Company) and (c) cause, as of the Effective Time, each unexpired and unexercised Company Option then outstanding as of immediately prior to the Effective Time, whether vested or unvested (and each plan, if any, under which any Company Option may be granted except, with respect to any such plan, as otherwise agreed by Parent and the Company) to be cancelled, terminated and extinguished, subject, if applicable, to payment pursuant to Section 1.8.
5.4    Employee Benefits. For a period of one year following the Effective Time, Parent shall provide, or cause to be provided, to those employees of the Acquired Corporations who are employed by the Acquired Corporations as of immediately prior to the Effective Time and who continue to be actively employed by the Surviving Corporation (or any Subsidiary thereof) during such one year period (the “Continuing Employees”) base salary and base wages and short-term cash incentive compensation opportunities (excluding equity based compensation) that are substantially comparable in the aggregate to such base salary and base wages and short-term cash incentive compensation opportunities (excluding equity based compensation) provided to such Continuing Employees immediately prior to the execution of this Agreement. Without limiting the foregoing:
(d)    With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its Subsidiaries to, as applicable (and without duplication of benefits), assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the applicable Acquired Corporation.
(e)    Parent agrees that all Continuing Employees shall be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under the Acquired Corporations’ health and welfare benefit plans immediately prior to the Effective Time); provided, however, that (i) nothing in this Section 5.4 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time, and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan, then the Continuing Employees shall be eligible to participate in one or more health and welfare benefit plans sponsored by the Surviving Corporation or the Parent (or an Affiliate) to the extent that coverage under such plans is replacing similar coverage under an Employee Plan in which such Continuing Employee participated immediately before the Effective Time. To the extent that service is relevant for eligibility or vesting purposes or for the purpose of determining future paid time off accruals under any retirement, health or welfare benefit plan of Parent and/or the Surviving Corporation, then Parent shall ensure that such retirement, health or welfare benefit plan shall, for purposes of eligibility or vesting purposes or for the purpose of determining future paid time off accruals (but not for purposes of benefit accrual under other benefit plans), credit Continuing Employees for service prior to the Effective Time with the Acquired Corporations to the same extent that such service was recognized prior to the Effective Time under the corresponding retirement, health or welfare benefit plan of the Parent or Surviving Corporation (or an Affiliate). Nothing in this Section 5.4 or elsewhere in this Agreement shall be construed to create a right in any employee to employment with Parent, the Surviving Corporation or any other Subsidiary of the Surviving Corporation and the employment of each Continuing Employee shall be “at will” employment. If requested by Parent at least five days prior to the Closing Date, the Company shall terminate the XRS 401(k) Retirement Plan no later than the day prior to the Closing Date and such termination shall be evidenced by Company’s Board of Directors’ consent or resolution adopted no later than the day immediately prior to the Closing Date, the form of which shall have been approved by Parent (whose approval shall not be unreasonably withheld).
(f)    The provisions of this Section 5.4 are solely for the benefit of the Parties to this Agreement, and no provision of this Section 5.4 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement or have the right to enforce the provisions hereof.
5.5    Indemnification of Officers and Directors.
(h)    All rights to indemnification by the Acquired Corporations existing in favor of those Persons who are directors and officers of any Acquired Corporation as of the date of this Agreement (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the Articles of Incorporation and bylaws of the Acquired Corporations (as in effect as of the date of this Agreement) and as provided in the indemnification agreements between the Acquired Corporations and said Indemnified Persons (as set forth on Part 5.5(a) of the Company Disclosure Schedule and in effect as of the date of this Agreement) in the forms made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement, shall survive the Merger and shall be observed by the Surviving Corporation and its Subsidiaries to the fullest extent available under the applicable Legal Requirements for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to this Section 5.5(a) and the indemnification rights provided under this Section 5.5(a) until disposition of such claim. The Parties acknowledge and agree that the indemnification agreements by and between certain shareholders of the Company, on the one hand, and one or more of the Acquired Corporations, on the other hand, set forth on Part 5.5(a) of the Company Disclosure Schedule (collectively, the “Shareholder Indemnification Agreements”) shall survive the Closing and remain applicable to such shareholders of the Company in accordance with their terms, and subject to the conditions, limitations and time periods set forth therein, in each case, as in effect on the date hereof; provided, that nothing contained in this Section

5.5 shall be deemed to amend, modify or supplement any of such terms, conditions, limitations and time periods as in effect on the date hereof.
(i)    From the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation (together with its successors and assigns, the “Indemnifying Parties”) shall, to the fullest extent permitted under applicable Legal Requirements, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of an Acquired Corporation against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of an Acquired Corporation in connection with any pending or threatened Legal Proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of an Acquired Corporation at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the transactions contemplated herein. Without limiting the foregoing, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Indemnifying Parties shall also, to the fullest extent permitted under applicable Legal Requirements, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 5.5(b) within fifteen days after receipt by Parent of a written request for such advance, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this Section 5.5(b).
(j)    From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall maintain in effect, the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement (a true and correct copy of which has been made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement) for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Acquired Corporations (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy (or at or prior to the Effective Time Parent or the Company may (through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, delayed or conditioned)) purchase a six-year “tail” policy for the existing policy effective as of the Effective Time) and if such “tail policy” has been obtained, it shall be deemed to satisfy all obligations to obtain and/or maintain insurance pursuant to this Section 5.5(c); provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 250% of the annual premium currently payable by the Company with respect to such current policy, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, Parent shall be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.

(k)    In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 5.5.
(l)    The provisions of this Section 5.5 shall survive the consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Persons and their heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 5.5 may not be amended, altered or repealed after the Effective Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their heirs without the prior written consent of the affected Indemnified Person.
5.6    Securityholder Litigation. The Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any litigation against the Company and/or its directors relating to the Transactions, and the right to consult on the settlement with respect to such litigation, and the Company will in good faith take such comments into account, and, no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall promptly notify Parent of any such litigation and shall keep Parent reasonably and promptly informed with respect to the status thereof.
5.7    Additional Agreements. Subject to the terms and conditions of this Agreement (including Sections 4.3 and 5.1), Parent and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such Party in connection with the Merger and the other Transactions contemplated by this Agreement, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) required to be obtained pursuant to any applicable Legal Requirement or Material Contract by such Party in connection with the Transactions, and (iii) shall use commercially reasonable efforts to lift any restraint, injunction or other legal bar to the Merger brought by any third Person against such Party. The Company shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period.
5.8    Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release or otherwise making any public statement or making any announcement to Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or any of the other Transactions and shall not issue any such press release, public statement or announcement to Company Associates without the other Party’s written consent. Notwithstanding the foregoing: (a)

each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other Party); (b) a Party may, without the prior consent of the other Party hereto but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement; and (c) the Company need not consult with Parent in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 4.3(e) or with respect to any Acquisition Proposal or Company Adverse Change Recommendation.
5.9    Takeover Laws; Advice of Changes.
(a)    If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated in this Agreement or the Voting Agreements, each of Parent and the Company and the members of their respective Boards of Directors (in their capacities as directors) shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement or the Voting Agreements may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to render such Takeover Laws inapplicable to the Merger, the other Transactions and the Voting Agreements or otherwise lawfully eliminate the effect of any Takeover Law on any of the transactions contemplated by this Agreement or the Voting Agreements.
(b)    The Company will give prompt notice to Parent (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had or would reasonably be expected to result in any Material Adverse Effect with respect to it and (ii) is reasonably likely to result in any of the conditions set forth in Sections 6.1 and/or 6.2 not being able to be satisfied prior to the End Date. Parent will give prompt notice to the Company (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had or would reasonably be expected to have a Parent Material Adverse Effect or (ii) is reasonably likely to result in any of the conditions set forth in Sections 6.1 and/or 6.3 not being able to be satisfied prior to the End Date.
5.10    Section 16 Matters. The Company, and the Company’s Board of Directors, shall, to the extent necessary, take appropriate action, prior to or as of the Effective Time, to approve, for purposes of Section 16(b) of the Exchange Act, the deemed disposition and cancellation of Shares and Company Options in the Transactions contemplated hereby by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.
5.11    Financing.
(n)    Prior to the Closing, the Company shall use its commercially reasonable efforts, and shall cause each of its Subsidiaries to use its commercially reasonable efforts to provide and or cause its and its Subsidiaries’ Representatives to provide to Parent and its applicable Affiliates, in each case at Parent’s sole expense, all cooperation reasonably requested by Parent that is customary in connection with the arrangement of the debt financing (if any) to be obtained by Parent, Merger Sub or their Affiliates in connection with the Transactions (the “Debt Financing”) (provided in all cases that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including (i) (A) furnishing Parent and its applicable Affiliates and their financing sources under the Debt Financing (if any), as promptly as reasonably practicable following Parent’s reasonable request, with such pertinent and customary information, to the extent reasonably available to the Company or its Subsidiaries, regarding the Company and its Subsidiaries, and any supplements thereto, as may be reasonably requested by Parent to consummate the Debt Financing and (B) furnishing Parent and its financing sources, as promptly as reasonably practicable following Parent’s reasonable request, with information regarding the Company and its Subsidiaries (including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company and its Subsidiaries) customary for the arrangement of loans contemplated by the Debt Financing, to the extent reasonably available to the Company, its Subsidiaries or its Representatives and reasonably requested in writing by Parent to assist in preparation of customary rating agency or lender presentations relating to such arrangement of loans (the information referred to in clauses “(A)” and “(B)” being referred to in this Agreement as the “Required Information”), provided that Required Information shall not include, and Parent shall be responsible for, any pro forma financial statements, including any post-Closing pro forma adjustments, cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing, (ii) participating and having senior management and its Representatives participate in a reasonable number of meetings, presentations, confidential information memorandum presentations and meetings, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing (including customary one-on-one meetings with the financing sources under the Debt Financing (if any)), (iii) assisting with the preparation of materials for rating agency presentations, bank information memoranda, and similar documents required in connection with the Debt Financing; provided that any rating agency presentations, bank information memoranda, and similar documents required in connection with the Debt Financing shall contain disclosure reflecting the Surviving Corporation and/or its Subsidiaries as the obligor, (iv) taking all reasonably necessary corporate actions, subject to and only effective upon the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately after the Effective Time, (v) executing and delivering any customary pledge and security documents, credit agreements, ancillary loan documents and customary closing certificates and documents (in each case, subject to and only effective upon occurrence of the Effective Time and reflecting the Surviving Corporation and/or its Subsidiaries as the obligor) and assisting in preparing schedules thereto as may be reasonably requested by Parent, (vi) assisting in (A) the preparation, execution and delivery of one or more currency or interest hedging agreements or (B) the amendment or modification of any of the Company’s or its Subsidiaries’ currency or interest hedging agreements, if any, in each case, on terms that are reasonably requested by Parent in connection with the Debt Financing; provided that no obligation of the Company or any of its Subsidiaries under any such agreements or amendments shall be effective until the Effective Time, (vii) in connection with the Debt Financing, providing customary authorization letters to the financing sources under the Debt Financing (if any) for the Debt Financing authorizing the distribution of information to prospective lenders (so long as such Persons agree to be bound by customary confidentiality undertakings reasonably satisfactory to Company and of which Company shall be a beneficiary) and containing a customary representation to the financing sources for the Debt Financing that such information to the extent provided by the Company does not contain a material misstatement or omission and containing a representation to the financing sources under the Debt Financing (if any) that the public side versions of such documents, if any, with respect to such information provided by the Company, do not include material non-public information about the Company or its Subsidiaries or their securities, (viii) using commercially reasonable efforts to arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness contemplated by this Agreement to be paid off, discharged and terminated on the Closing Date; provided, that neither the Company nor its Subsidiaries shall be required to enter into any agreement that is not contingent upon the Closing, (ix) providing at least three (3) business days prior to the expected Closing Date all documentation and other information about the Company and each of its Subsidiaries as is requested by the financing sources for the Debt Financing (if any) and required under applicable “know your customer” and anti-money-laundering rules and regulations including the USA PATRIOT Act to the extent reasonably requested of Company in writing at least ten (10) days in advance of such expected Closing Date, (x) using commercially reasonable efforts to cause accountants to consent to the use of their reports in any material relating to the Debt Financing, (xi) assisting in obtaining corporate and facilities ratings for the Debt Financing, (xii) assisting with the execution, preparing and delivering of original stock certificates and original stock powers for the Company’s Subsidiaries to the financing sources under the Debt Financing (if any) (including providing copies thereof prior to the Closing Date) on or prior to the Closing Date, and (xiii) ensuring that there are no competing issues of debt securities or syndicated credit facilities of the Company and its Subsidiaries being offered or arranged between the execution of this Agreement and the Effective Time. Parent shall promptly (but in any event, within five (5) business days), upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ and accountants costs and expenses) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 5.11 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all direct and actual losses (other than lost profits), damages, claims, liabilities, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing, any action taken by them at the request of Parent pursuant to this Section 5.11(a) and any information used in connection therewith, except, in each case, insofar as such losses, damages, claims, liabilities, costs or expenses (i) arose out of or resulted from the common law fraud, willful misconduct or gross negligence of the Company, its Subsidiaries or their Representatives, (ii) directly resulted from the breach of any of the obligations of the Company, its Subsidiaries or their Representatives under this Agreement or (iii) that were agreed to in a settlement without the written consent of Parent (such consent not to be unreasonably withheld or delayed) and the Guaranty shall guarantee the reimbursement and indemnification obligations of Parent pursuant to this Section 5.11. If the Company at any point believes that it has delivered the Required Information in accordance with this Section 5.11(a), it may deliver to the Parent a written notice to such effect, in which case the Company shall be deemed to have delivered the Required Information unless the Parent shall have provided to the Company within three (3) business days a written notice describing in reasonable detail what information that constitutes Required Information the Company has not delivered; provided, further, that the determination as to whether the Required Information has been delivered shall not be contingent upon the availability of Debt Financing.
(o)    Notwithstanding anything to the contrary contained in this Section 5.11, (i) none of the Company, any of its Subsidiaries or any of their respective directors or officers shall be obligated to adopt or approve resolutions or execute consents to approve or authorize the execution of the Debt Financing (other than management letters in order to obtain auditor consent) unless such officers will continue in such positions or in similar positions after the Effective Time and, in each case, such documents shall not become effective until the Effective Time or thereafter, (ii) no obligation of the Company or any of its Subsidiaries under any agreement, certificate, document or instrument (other than the authorization letters referred to above) shall be effective until the Effective Time (and nothing contained in this Section 5.11 or otherwise shall require any of the Company’s Subsidiaries, prior to the Effective Time, to be an obligor with respect to the Debt Financing, or require the Company to be an obligor with respect to the Debt Financing), (iii) none of the Company or any of its Subsidiaries or Representatives shall be required to pay or incur any liability for any commitment or other fee or pay or incur any other liability in connection with the Debt Financing prior to the Effective Time, and (iv) neither the Company nor its Subsidiaries shall be required to, prior to the Closing, (x) approach landlords or any other bailees to discuss landlord waivers, leasehold mortgages, bailee waivers or other agreements limiting the rights of such third parties or (y) consent to the pre-filing of UCC-1s or any other grant of Liens or other encumbrances.
(p)    Nothing in this Section 5.11 shall require such cooperation by the Company to the extent it would (i) cause any condition to Closing set forth in Section 6 to fail to be satisfied or otherwise cause any breach of this Agreement that would provide Parent the right to terminate this Agreement (unless waived by Parent), (ii) require the Company or any of its Subsidiaries to take any action that will conflict with or violate the Company’s organizational documents or any Legal Requirements or result in the contravention of, or would reasonably be expected to result in a violation or breach of, or default under, any Material Contract in any material respect (in each case prior to the Effective Time and in each case with no such restriction, conflict or violation being provided for or entered into under such organizational document in contemplation of this clause (ii)), (iii) result in any officer or director of the Company or any of its Subsidiaries incurring any personal liability with respect to any matters relating to the Financing or (iv) interfere unreasonably with the business or operations of the Company or any of its Subsidiaries.
(q)    All non-public or otherwise confidential information regarding the Company and its Subsidiaries obtained by Parent, Merger Sub and their respective Representatives pursuant to this Section 5.11 shall be kept confidential in accordance with the Confidentiality Agreement.
(r)    For the avoidance of doubt, Parent and Merger Sub’s ability to obtain any Debt Financing described in this Section 5.11 shall not be a condition precedent to Closing.
(s)    To the extent Parent or Merger Sub obtain any Debt Financing, it is acknowledged and agreed that no financing source providing any such Debt Financing shall have any liability for any claims or damages to the Company or any of its Affiliates, and neither the

Company nor any of its Affiliates shall seek any recourse against any such financing source, in each case in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby.
5.12    FIRPTA Certificate. The Company shall deliver an affidavit, under penalties of perjury, stating that the Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulation Section 1.897-2(h).
Termination of Affiliate Agreements
Section 6CONDITIONS PRECEDENT TO THE MERGER
6.1    Conditions to Each Party’s Obligation To Effect the Merger. The obligations of the parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:
(q)    This Agreement shall have been duly approved by the Required Company Shareholder Vote.
(r)    The waiting period applicable to the Merger under the HSR Act shall have expired or been terminated.
(s)    (i) There shall not have been issued by any court of competent jurisdiction or other Governmental Body or remain in effect any temporary restraining order, preliminary or permanent injunction or other order or action taken by any Governmental Body preventing the consummation of the Merger or indirectly prohibiting, or making illegal, the acceptance for payment of or payment for Shares or the consummation of the Merger, and (ii) except as contemplated by the last sentence of Section 1.3(a), there shall not have been any Legal Requirement promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acceptance for payment of or payment for Shares or the consummation of the Merger; provided, however, that a party shall not be permitted to invoke this Section 6.1(c) unless it shall have taken all actions required under this Agreement to have any such order lifted.
6.2    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction, at or prior to the Closing, of each of the following conditions:
(a)    the representations and warranties of the Company set forth in Sections 2.3(a), 2.3(c) (first sentence), and 2.3(d) (second sentence) (Capitalization) of the Agreement shall have been accurate in all respects as of the date of the Agreement and shall be accurate in all respects at and as of the Closing Date as if made on and as of such Closing Date, except (other than a result of a willful breach by the Company) where the failure to be so accurate in all respects would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and their Affiliates, individually or in the aggregate that is more than $1,200,000 (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (ii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this Section 6.2(a)) only as of such date;
(b)    the representations and warranties of the Company set forth in Sections 2.3 (Capitalization) (other than Sections 2.3(a), 2.3(c) (first sentence) and 2.3(d) (second sentence)), 2.19 (Authority; Binding Nature of Agreement), 2.21 (Vote Required) and 2.24 (Financial Advisor) of the Agreement shall have been accurate in all material respects as of the date of the Agreement, and shall be accurate in all material respects at and as of the Closing Date as if made on and as of such Closing Date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (iii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this Section 6.2(b)) only as of such date).
(c)    the representations and warranties of the Company set forth in Section 2.5(b) (No Material Adverse Effect) shall have been accurate in all respects as of the date of the Agreement and shall be accurate in all respects at and as of the Closing Date as if made on and as of such Closing Date (it being understood that any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded);
(d)    the representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses “(a)”, “(b)” or “(c)”) above) shall have been accurate in all respects as of the date of the Agreement, and shall be accurate in all respects at and as of the Closing Date as if made on and as of such date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (iii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth above) only as of such date);
(e)    the Company shall have performed or complied in all material respects with any covenant or obligation that the Company is required to comply with or to perform under the Agreement prior to the Closing Date, or, if not complied with or performed in all material respects, such noncompliance or failure to perform shall have been cured;

(f)    Parent and Merger Sub shall have received certificates executed on behalf of the Company by the chief executive officer or chief financial officer of the Company, certifying that the conditions set forth in Sections 6.2(a), (b), (c), (d) and (e) have been satisfied; and
(g)    Since the date of this Agreement, there shall not have occurred a Material Adverse Effect that shall be continuing as of the Closing Date.
6.3    Conditions to Obligation of the Company. The obligations of the Company to effect the Merger shall be further subject to the satisfaction, at or prior to the Closing, of each of the following conditions:
(g)    The representations and warranties of Parent and Merger Sub set forth in Section 3.1 (Due Organization), 3.3 (Authority; Binding Nature of Agreement) and 3.9 (Financing) of the Agreement shall have been accurate in all material respects as of the date of the Agreement, and shall be accurate in all material respects at and as of the Closing Date as if made on and as of such date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all materiality qualifications contained in such representations and warranties shall be disregarded and (ii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth above) only as of such date);
(h)    The representations and warranties of Parent and Merger Sub set forth in the Agreement (other than those referred to in clause “(a)” above) shall have been accurate in all respects as of the date of the Agreement, and shall be accurate in all respects at and as of the Closing Date as if made on and as of such date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Parent Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all materiality qualifications contained in such representations and warranties shall be disregarded and (ii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth above) only as of such date);
(i)    Parent and Merger Sub shall have performed or complied with in all material respects any covenant or obligation that Parent or Merger Sub is required to comply with or to perform under the Agreement prior to the Closing Date, or, if not complied with or performed in all material respects, such noncompliance or failure to perform shall have been cured; and
(j)    The Company shall have received certificates executed on behalf of Parent by the chief executive officer or chief financial officer of Parent, certifying that the conditions set forth in Sections 6.3(a), (b) and (c) have been satisfied.
Section 7TERMINATION.

7.1    Termination. This Agreement may be terminated prior to the Effective Time (whether before or after the approval of this Agreement by the Required Company Shareholder Vote, except as otherwise expressly noted):
(h)    by mutual written consent of Parent and the Company;
(i)    by either the Company or Parent, if the Company Shareholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company’s shareholders shall have taken a final vote on a proposal to approve this Agreement and the Merger, and this Agreement and the Merger shall not have been approved at the Company Shareholders’ Meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Company Shareholder Vote; provided that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a Party if such Party is in breach of its obligations under Section 5.1(c) or (d);
(j)    by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Merger or making consummation of the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(c) if the issuance of such final and nonappealable order, decree, ruling or other action is primarily attributable to a failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party at or prior to the Effective Time;
(k)    by Parent at any time prior to the receipt of the Required Company Shareholder Vote, if, whether or not permitted to do so: (A) the Company’s Board of Directors shall have failed to include the Company Board Recommendation in the Proxy Statement when mailed, or shall have effected a Company Adverse Change Recommendation; or (B) the Company’s Board of Directors shall have failed to publicly reaffirm its recommendation of this Agreement in the absence of a publicly announced Acquisition Proposal within the earlier of ten (10) business days after Parent so requests in writing and two (2) business days prior to the Company Shareholders’ Meeting, provided that, Parent may only make such request once every thirty (30) days, provided, further, that if an Acquisition Proposal shall have been publicly disclosed, Parent may make such request up to three (3) times every thirty (30) days;
(l)    by either Parent or the Company if the Effective Time shall not have occurred on or prior to the close of business on January 26, 2015 (the “End Date”); provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(e) if the failure of the Effective Time to occur prior to the End Date was primarily due to the failure of such Party to perform in all material respects any of its obligations under this Agreement;
(m)    by the Company, at any time prior to the receipt of the Required Company Shareholder Vote, in order to accept a Superior Offer and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”), if (i) the Company has complied in all material respects with the requirements of Section 4.3 and Section 5.1(a) and (ii) prior to such termination (or if the Specified Agreement is executed on a day that is not a business day, the preceding business day), the Company pays the Termination Fee due to Parent under Section 7.3(b);
(n)    by Parent at any time prior to the Closing, if a breach of any representation or warranty or failure to perform any covenant or obligation contained in this Agreement on the part of the Company shall have occurred that would cause a failure of the conditions in Section 6.2(a), (b), (c), (d) or (e) to exist and cannot be cured by the Company by the End Date, or if capable of being cured, shall not have commenced to have been cured within fifteen (15) days of the date Parent gives the Company notice of such breach or failure to perform; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(g) if either Parent or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder such that the Company has the right to terminate this Agreement pursuant to Section 7.1(h);
(o)    by the Company at any time prior to Closing, if a breach of any representation or warranty or failure to perform any covenant or obligation contained in this Agreement on the part of Parent or Merger Sub shall have occurred that would cause a failure of the conditions in Section 6.3(a), (b) or (c) to exist and cannot be cured by Parent or Merger Sub by the End Date, or if capable of being cured, shall not have commenced to have been cured within fifteen (15) days of the date the Company gives Parent notice of such breach or failure to perform; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(h) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 6.1 or Section 6.2 not being satisfied;
(p)    by the Company, if (A) the conditions set forth in Sections 6.1 and 6.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (B) the Company has irrevocably confirmed by notice to Parent that all conditions set forth in Sections 6.1 and 6.2 have been satisfied as of the date of such notice (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) and, if there any unsatisfied conditions in Section 6.3 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) that it is willing to waive any unsatisfied conditions in Section 6.3 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) and (C) the Merger shall not have been consummated within three (3) business days after the delivery of such notice;
7.2    Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates following any such termination; provided, however, that (a) this Section 7.2, Section 7.3, Section 8 and the expense reimbursement and indemnification provisions of Section 5.11(a) shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; (c) the Guaranty shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (d) subject to the limitations set forth in Section 7.3, the termination of this Agreement shall not relieve any Party from any liability for willful and material breach of this Agreement prior to the date of termination and common law fraud. Nothing shall limit or prevent any Party from exercising any rights or remedies it may have under Section 8.5(b) in lieu of terminating this Agreement pursuant to Section 7.1.
7.3    Expenses; Termination Fee.
(m)    Except as set forth in this Section 7.3, the expense reimbursement and indemnification provisions of Section 5.11(a) and that Parent shall pay the filing fees for any filings made under the HSR Act, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.
(n)    In the event that:
(i)    this Agreement is terminated by the Company pursuant to Section 7.1(f);
(ii)    this Agreement is terminated by Parent pursuant to Section 7.1(d); or
(iii)    (x) this Agreement is terminated pursuant to Section 7.1(b) or Section 7.1(g) (as a result of any willful breach), (y) any Person shall have publicly disclosed or shall have made known to the Company’s Board of Directors a bona fide Acquisition Proposal after the date hereof and prior to such termination (unless irrevocably, in good faith and, if such Acquisition Proposal is public, publicly withdrawn prior to such termination), and (z) within twelve (12) months of such termination the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal or consummated an Acquisition Proposal (provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “80%”);
then, in any such event under clause “(i)”, “(ii)” or “(iii)” of this Section 7.3(b), the Company shall pay to Parent or its designee the applicable Termination Fee plus the Expense Reimbursement (provided, that the aggregate amount of the Expense Reimbursement to be paid pursuant to this Section 7.3(b) shall in no event exceed $2,250,000), by wire transfer of same day funds (x) in the case of Section 7.3(b)(ii), within two (2) business days after such termination, (y) prior to (or if the Specified Agreement is executed on a day that is not a business day, the next business day) such termination if pursuant to Section 7.1(b)(i) or (z) in the case of Section 7.3(b)(iii), prior to the consummation of the Acquisition Proposal referred to in subclause (iii)(z) above; it being understood that in no event shall the Company be required to pay the applicable Termination Fee or Expense Reimbursement on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $6,600,000. In the event that Parent or its designee shall receive full payment pursuant to this Section 7.3(b), the receipt of the applicable Termination Fee, the Expense

Reimbursement and the expenses referred to in this Section 7.3(b) and Section 7.3(f) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination; provided, however, that nothing in this Section 7.3(b) shall limit the rights of Parent and Merger Sub under Section 8.5(b); provided, further, that, subject to the immediately following sentence, nothing in this Section 7.3(b) shall relieve the Company of liability for any willful and material breach of this Agreement. Notwithstanding anything to the contrary contained herein, in the event that the Termination Fee is paid pursuant to this Section 7.3(b), Parent shall have the right, exercisable by written notice to the Company within one business day after the receipt of payment of such Termination Fee, to irrevocably refund such Termination Fee to the Company, and in that event that the Company actually receives a full refund of the entire Termination Fee within two business days after the delivery of such notice, Parent and Merger Sub shall be entitled to all remedies available as contemplated by Section 7.2(d) and the immediately preceding proviso. For the avoidance of doubt, if, after receiving the Termination Fee, Parent fails to exercise its right to refund the Termination Fee in accordance with the time periods provided for in the foregoing sentence, Parent shall be deemed to have irrevocably waived such right to monetary damages for willful and material breach and the Company shall have no further liability to Parent or Merger Sub under this Agreement except with respect to the payment of the Termination Fee, the Expense Reimbursement and the expenses referred to in this Section 7.3(b) and Section 7.3(f).
(o)    If this Agreement is terminated by the Company pursuant to Section 7.1(i), then Parent shall pay to the Company by wire transfer of same day funds, within two (2) business days after such termination, a non-refundable termination fee of $13,200,000 (the “Parent Termination Fee”), it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. In the event that Company shall receive full payment pursuant to this Section 7.3(c), together with indemnification pursuant to Section 5.11(a) and reimbursement of any applicable expenses pursuant to Section 7.3(f), the receipt of the Parent Termination Fee together with such expenses shall be deemed to be the only monetary damages for any and all losses or damages suffered or incurred by the Company or any other Person in connection with this Agreement, the Equity Funding Letter, or the Guaranty (and the termination hereof), the transactions contemplated hereby and thereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and neither the Company nor any other Person shall be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub or any other Parent Related Party (as defined below) arising out of or in connection with this Agreement, the Equity Funding Letter, or the Guaranty, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination.
(p)    In the event this Agreement is validly terminated by Parent pursuant to Section 7.1(g) as a result of a willful material breach by the Company, then the Company shall reimburse Parent for all of its actual and reasonable out-of-pocket expenses (the “Expense

Reimbursement”), by wire transfer of immediately available funds on the second (2nd) business day following the date of such termination of this Agreement; provided, that the existence of circumstances which would require the Termination Fee to become subsequently payable by the Company pursuant to Section 7.3(b) shall not relieve the Company of its obligations to pay the Expense Reimbursement pursuant to this Section 7.3(d); and provided, further, that the payment by the Company of the Expense Reimbursement pursuant to this Section 7.3(d) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 7.3(b) except to the extent indicated in Section 7.3(b).
(q)    For the avoidance of doubt, (1) under no circumstances shall the collective monetary damages payable by Parent, Merger Sub or any of their Affiliates, for breaches under this Agreement or the Equity Funding Letter exceed $13,200,000 in the aggregate for all such breaches (and any indemnification pursuant to Section 7.3(f), but excluding any indemnification pursuant to Section 5.11(a)) (the “Parent Liability Limitation”) and (2) while the Company, in its sole discretion, may determine its choice of remedies hereunder, including by pursuing specific performance in accordance with Section 8.5(b), under no circumstances shall the Company be permitted or entitled to receive both specific performance of the type contemplated by Section 8.5(b) and any money damages. In no event shall the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, shareholders, optionholders, managers, members or Affiliates (collectively, “Company Related Parties”) seek or obtain, nor shall they permit any of their Representatives or any other Person on their behalf to seek or obtain, nor shall any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Parent Liability Limitation against Parent, Merger Sub, the Equity Investor, the financing sources under the Debt Financing (if any) or any of their respective former, current or future general or limited partners, shareholders (or stockholders, as applicable), financing sources, managers, members, directors, officers or Affiliates (collectively, the “Parent Related Parties”), and in no event shall the Company or any of its Subsidiaries be entitled to seek or obtain any monetary damages of any kind in excess of the Parent Liability Limitation against the Parent Related Parties, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement, the Equity Funding Letter or the Guaranty or the transactions contemplated hereby and thereby (including, any breach by Equity Investor, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Legal Requirements arising out of any such breach, termination or failure. For the avoidance of doubt, to the extent the Company has been awarded specific performance in accordance with Section 8.5(b), the limitations of remedies set forth in this Section 7.3, including Sections 7.3(d) and 7.3(f), shall in no way limit the obligations of Parent, Merger Sub and the Equity Investor to deposit the Payment Fund pursuant to Section 1.6(a) or to pay any amounts to any holders of Restricted Stock Units or Company Options under Section 1.8 or any other amounts owed by Parent, Merger Sub or the Equity Investor under the Merger Agreement or the Equity Funding Letter, in each case, to the extent actually awarded in such order of specific performance.
(r)    The Parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 7.3, and, in order to obtain the payment, Parent or the Company, as the case may be, commences a Legal Proceeding which results in a judgment against the other Party, with respect to Parent or Merger Sub, or Parties, with respect to the Company, for the payment set forth in this Section 7.3, such paying Party shall pay the other Party or Parties, as applicable, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received. Except as provided in Section 7.3, and subject to Section 8.5(b), as applicable, payment of the fees and expenses described in this Section 7.3 shall constitute the sole and exclusive remedy of the Parties in connection with any termination of this Agreement.
(s)    Notwithstanding anything to the contrary in this Agreement, in no event shall any Non-Recourse Parent Party (as defined in the Equity Funding Letter, which excludes, for the avoidance of doubt, Equity Investor, Parent and Merger Sub) have any liability for monetary damages to the Company or its Subsidiaries relating to or arising out of this Agreement or the transactions contemplated hereby, other than Equity Investor’s obligations under the Guaranty and the Equity Funding Letter and other than the obligations of Parent and Merger Sub to the extent expressly provided herein. In no event shall the Company seek or obtain, nor shall they permit any of its Representatives to seek or obtain, nor shall any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Non-Recourse Parent Party with respect to, this Agreement, Equity Funding Letter or the Guaranty or the transactions contemplated hereby and thereby (including, any breach by Equity Investor, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the Transactions or any claims or actions under applicable Legal Requirements arising out of any such breach, termination or failure, other than from Parent or Merger Sub to the extent expressly provided for in this Agreement, the Equity Investor to the extent expressly provided for in the Guaranty and the Equity Funding Letter.
Section 8MISCELLANEOUS PROVISIONS
8.1    Amendment. Prior to the Effective Time this Agreement may be amended with the approval of the respective Boards of Directors of the Company and Parent at any time (whether before or after the approval of this Agreement by the Company’s shareholders); provided, however, that after any such approval of this Agreement by the Company’s shareholders, no amendment shall be made which by applicable Legal Requirements requires further approval of the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
8.2    Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
8.3    No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive the Merger.
8.4    Entire Agreement; Counterparts. This Agreement and the other agreements and schedules referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect; provided, further, that, if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the parties to the terms and conditions of this Agreement.
8.5    Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.
(a)    Except as set forth in Section 8.5(d), this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts made and performed in such state, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Subject to Section 8.5(c), in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, (it being agreed that the consents to jurisdiction and venue set forth in this Section 8.5(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties hereto); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 8.8. The Parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.
(b)    The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties hereto do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (A) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (B) the provisions set forth in Section 7.3 (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (ii) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement and (C) the right of specific performance is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement, and the Parties agree that each would suffer irreparable harm if this right to specific performance were not enforced. Notwithstanding the foregoing, it is explicitly agreed that the Company shall have the right to an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s and Merger Sub’s obligation to: (i) consummate the transactions contemplated hereby and (ii) cause the Equity Financing to be funded to fund the Merger (including to cause Parent to enforce the obligations of the Equity Investor under the Equity Funding Letter in order to cause the Equity Financing to be timely completed), in each case, if (1) the conditions set forth in Sections 6.1 and 6.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, and (2) the Company has irrevocably confirmed by notice to Parent that all conditions set forth in Sections 6.1 and 6.2 have been satisfied as of the date of such notice (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) and, if there any unsatisfied conditions in Section 6.3 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) that it is willing to waive any unsatisfied conditions in Section 6.3 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing). Each of the Parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties hereto acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction.
(c)    EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
(d)    The effectuation of the Merger and all claims or causes of action (whether in contract or in tort) that may challenge the effectiveness of Section 1.1 (Merger), Section 1.2 (Effect of Merger) and Section 1.3 (Closing; Effective Time; Articles of Merger) of this Agreement or that are otherwise mandatorily governed by the MBCA (including the fiduciary duties of the Company’s Board of Directors and any committee thereof) shall be governed by and construed in accordance with the laws of the State of Minnesota, to the extent required under Minnesota law.
8.6    Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned without the prior written consent of the other Parties hereto, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect; provided, further, however, that Parent or Merger Sub may (i) assign this Agreement to any of their Affiliates (provided that such assignment shall not (A) affect the obligations of the Equity Investor under the Equity Funding Letter or the Guaranty or (B) impede or delay the consummation of the Transactions or the receipt of any third party approvals or consents required to be obtained in connection therewith (including the FCC Consent) or otherwise impede the rights of the shareholders of the Company under this Agreement) and/or (ii) pledge its rights hereunder as security to its financing source under the Debt Financing (if any); provided that no such assignment or pledge permitted pursuant to this Section 8.6 shall relieve Parent of its obligations hereunder.
8.7    No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (i) if the Effective Time occurs (A) the right of the Company’s shareholders to receive the Merger Consideration and (B) the right of the holders of Company Options, Restricted Stock Units and/or Company Warrants to receive the Merger Consideration pursuant to Section 1.8 and 1.9, as applicable; (ii) the provisions set forth in Section 5.5 of this Agreement, (iii) the rights of persons who are explicitly provided to be third party beneficiaries of the Guaranty and the Equity Funding Letter to the extent of the rights set forth therein and (iv) the rights of any financing sources providing any Debt Financing set forth in Section 5.11(f).
8.8    Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two (2) business days after sent by registered mail or by courier or express delivery service, (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed, or (d) if sent by email transmission after 6:00 p.m. recipient’s local time and receipt is confirmed, the business day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties hereto):
if to Parent or Merger Sub (or following the Effective Time, the Company):
c/o Vista Equity Partners
401 Congress Avenue
Suite 3100
Austin, TX 78701
Attention:    Brian N. Sheth
Christian Sowul
Email:         BSheth@vistaequitypartners.com
        CSowul@vistaequitypartners.com

with a copy to (which shall not constitute notice):
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:     David Breach
Daniel Wolf
Email:         David.Breach@kirkland.com
Daniel.Wolf@kirkland.com
if to the Company (prior to the Effective Time):
XRS Corporation
        965 Prairie Center Drive
Eden Prairie, MN 55344
Attention:     John Coughlan
Email:        jay.coughlan@xrscorp.com

        with a copy to (which shall not constitute notice):
Faegre Baker Daniels LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
Attn:         Michael Coddington
Michael Stanchfield
Facsimile:     (612) 766-1600
Email:        michael.coddington@faegrebd.com
mike.stanchfield@faegrebd.com

8.9    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
8.10    Obligation of Parent and the Company. The Company and Parent, as applicable, shall each ensure that each of its Subsidiaries duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to its Subsidiaries under this Agreement, and the Company and Parent, as applicable, shall be jointly and severally liable with its respective Subsidiaries for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.
8.11    Construction.
(a)    For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.
(b)    The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.
(c)    As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
(d)    Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.
(e)    The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement and Plan of Merger to be executed as of the date first above written.
XRS CORPORATION
By:    /s/ John J. Coughlan
Name:     John J. Coughlan
Title:     Chief Executive Officer
AMUNDSEN HOLDINGS, LLC
By:    /s/ Marc V. Teillon
Name:     Marc V. Teillon
Title:     Vice President
AMUNDSEN MERGER SUB CORP.

By:    /s/ Marc V. Teillon
Name:     Marc V. Teillon
Title:     Vice President

EXHIBIT A
CERTAIN DEFINITIONS
For purposes of the Agreement (including this Exhibit A):
2002 Option. “2002 Option” is defined in Section 1.8(b).
2007 Option. “2007 Option” is defined in Section 1.8(b).
2002 Plan. “2002 Plan” means the Company’s 2002 Long-Term Incentive and Stock Plan, as amended.
2007 Plan. “2007 Plan” means the Company’s 2007 Long-Term Incentive and Stock Option Plan, as amended and restated on February 4, 2009.
Acceptable Confidentiality Agreement. “Acceptable Confidentiality Agreement” is defined in Section 4.3(a) of the Agreement.
Acquired Corporation Product. “Acquired Corporation Product” shall mean any product or service licensed or sold, or from which any licensing, maintenance, subscription or other revenue is derived or intended to be derived, by any of the Acquired Corporations on or after the date hereof as well as any product or service in development on or after the date hereof.
Acquired Corporation Returns. “Acquired Corporation Returns” is defined in Section 2.14(a) of the Agreement.
Acquired Corporations. “Acquired Corporations” shall mean the Company and each of its Subsidiaries, collectively.
Acquisition Proposal. “Acquisition Proposal” shall mean any proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 23(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) acquisition or license of assets of the Company and its Subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) issuance or acquisition of 20% or more of the outstanding capital stock of the Company or the outstanding Company Common Stock (on an as-converted basis), (C) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding capital stock of the Company or the outstanding Company Common Stock (on an as-converted basis) or (D) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding capital stock of the Company or the outstanding Company Common Stock (on an as-converted basis), in each case other than the Transactions.
Affiliate. “Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
Agreement. “Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.
Antitrust Laws. “Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign anti-trust laws and all other applicable Legal Requirements issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.
Articles of Incorporation. “Articles of Incorporation” shall mean the Fifth Amended and Restated Articles of Incorporation of the Company, dated March 11, 2013, as amended from time to time.
Articles of Merger. “Articles of Merger” is defined in Section 1.3(b).
Balance Sheet. “Balance Sheet” is defined in Section 2.6 of the Agreement.
Book-Entry Shares. “Book-Entry Shares” shall mean non-certificated Shares represented by book-entry.
business day. “business day” shall mean means a day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by Legal Requirements to be closed.
Business Systems. “Business Systems” is defined in Section 2.8(g) of the Agreement.
Certificates. “Certificates” is defined in Section 1.6(b) of the Agreement.
C.F.R. “C.F.R.” shall mean the Code of Federal Regulations, as amended.
Change in Circumstance. “Change in Circumstance” shall mean any material event or development or material change in circumstances with respect to the Company that was (i) neither known to the Company’s Board of Directors nor reasonably foreseeable as of or prior to the date hereof nor actually known by the chief executive officer or chief financial officer of the Company nor reasonably foreseeable as of or prior to the date hereof and (ii) does not relate to (A) any Acquisition Proposal, (B) any events, changes or circumstances relating to Equity Investor, Parent, Merger Sub or any of their Affiliates, (C) clearance of the Merger under the Antitrust Laws or obtaining the FCC Consent or (D) the mere fact the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date of this Agreement in the market price or trading volume of the Company Common Stock or the credit rating of the Company (however, the underlying reasons for such events may constitute such material event, development or change in circumstances).
Change of Control Payment. “Change of Control Payment” is defined in Section 2.9(a)(viii) of the Agreement.
Closing. “Closing” is defined in Section 1.3(a) of the Agreement.
Closing Date. “Closing Date” is defined in Section 1.3(a) of the Agreement.
Code. “Code” shall mean the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder.
Common Shares. “Common Shares” shall mean, collectively, the shares of Company Common Stock.
Communications Laws. “Communications Laws” is defined in Section 2.25(b) of the Agreement.
Company. “Company” is defined in the preamble to the Agreement.
Company Adverse Change Recommendation. “Company Adverse Change Recommendation” is defined in Section 5.1(a) of the Agreement.
Company Associate. “Company Associate” shall mean each officer or other employee, or individual who is an independent contractor, consultant or director, of or to any of the Acquired Corporations.
Company Board Recommendation. “Company Board Recommendation” is defined in Recital C of the Agreement.
Company Common Stock. “Company Common Stock” shall mean the common stock, $0.01 par value per share, of the Company.
Company Contract. “Company Contract” shall mean any Contract to which any of the Acquired Corporations is a party.
Company Disclosure Schedule. “Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.
Company Employee Agreement. “Company Employee Agreement” shall mean each management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between: (a) any of the Acquired Corporations; and (b) any Company Associate, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements) without any obligation on the part of any Acquired Corporation to make any severance, termination, change in control or similar payment or to provide any benefit.
Company Equity Plans. “Company Equity Plans” shall mean, collectively, any plan or agreement under which any Company Option, Restricted Stock or Restricted Stock Unit has been granted, including the 2002 Plan and the 2007 Plan.
Company IP. “Company IP” shall mean (a) all Intellectual Property Rights that are owned or purported to be owned by the Acquired Corporations, (b) all Intellectual Property Rights licensed to the Acquired Corporations and (c) all other Intellectual Property Rights that are used by the Acquired Corporation in the operation of the Company’s business as currently conducted.
Company Lease. “Company Lease” shall mean any Company Contract pursuant to which the Acquired Corporations lease or sublease Leased Real Property from another Person.
Company Manufacturer. “Company Manufacturer” shall mean any third party that is a supplier, manufacturer or contractor for the Company with respect to the manufacture of the Company products or services or product components for the Company.
Company Options. “Company Options” shall mean all options to purchase Common Shares (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).
Company Preferred Stock. “Company Preferred Stock” shall mean, collectively, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series F Preferred Stock and the Series G Preferred Stock.
Company Related Parties. “Company Related Parties” is defined in Section 7.3(e) of the Agreement.
Company SEC Documents. “Company SEC Documents” is defined in Section 2.4(a) of the Agreement.
Company Shareholders’ Meeting. “Company Shareholders’ Meeting” is defined in Section 5.1(d) of the Agreement.
Company Warrants. “Company Warrants” shall mean, collectively, (i) the Common Stock Warrants, each dated February 12, 2009 issued by the Company to each of Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P., Trident Capital Parallel Fund-V, C.V., GW 2001 Fund, L.P., Weber Capital Partners II, L.P. and certain members of the Company's management or former management, (ii) the Common Stock Warrant issued by the Company to Williams Executive Search dated as of January 16, 2006, (iii) the Common Stock Warrant issued by the Company to Silicon Valley Bank dated as of January 31, 2008, (iv) the Common Stock Warrants, each dated February 17, 2010, issued by the Company to each of TCV VII, L.P., TCV VII (A), L.P., TCV

Member Fund, L.P., Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P., Trident Capital Parallel Fund-V, C.V., Weber Capt. Mgmt - GW 2001 Fund, L.P., and (v) the various Common Stock Warrants, each dated August 29, 2014, issued by the Company to each of Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P., Trident Capital Parallel Fund-V, C.V., GW 2001 Fund, L.P., Weber Capital Partners II, L.P. and certain members of the Company's management or former management.
Company’s Board of Directors. “Company’s Board of Directors” is defined in Recital A.
Confidentiality Agreement. “Confidentiality Agreement” is defined in Section 4.1 of the Agreement.
Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
Continuing Employees. “Continuing Employees” is defined in Section 5.4 of the Agreement.
Contract. “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature (except, in each case, ordinary course of business purchase orders).
Debt Financing. “Debt Financing” is defined in Section 5.11(a).
Determination Notice. “Determination Notice” is defined in Section 5.1(b)(i) of the Agreement.
Dissenting Shares. “Dissenting Shares” is defined in Section 1.7 of the Agreement.
DOJ. “DOJ” shall mean the U.S. Department of Justice.
Effective Time. “Effective Time” is defined in Section 1.3(b) of the Agreement.
Employee Plan. “Employee Plan” shall mean any salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, death and disability benefits, hospitalization, medical, life, retention, change in control or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement and each other employee benefit plan, or arrangement sponsored, maintained, contributed to or required to be contributed to by any of the Acquired Corporations for the benefit of any current or former employee of any of the Acquired Corporations or with respect to which any of the Acquired Corporations have any liability.

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset); provided, however, that non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business shall not be Encumbrances hereunder.
End Date. “End Date” is defined in Section 7.1(e) of the Agreement.
Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.
Environmental Law. “Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
Equity Financing. “Equity Financing” is defined in Recital E to the Agreement.
Equity Funding Letter. “Equity Funding Letter” is defined in is defined in Recital E to the Agreement.
Equity Investor. “Equity Investor” is defined in Recital E to the Agreement.
ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
Expense Reimbursement. “Expense Reimbursement” is defined in Section 7.3(d) of the Agreement.
FCC. “FCC” shall mean the U.S. Federal Communications Commission, including its Bureaus and Offices.
FCC Consent. “FCC Consent” shall mean one or more orders or public notices of the FCC which, considered together, constitute its consent to the transfer of control or assignment of each FCC License.
FCC Licenses. “FCC Licenses” is defined in Section 2.25(a).

FCC Transfer Application. “FCC Transfer Application” is defined in 5.2(d).
Financing. “Financing” is defined in Section 3.9(a) of the Agreement.
FTC. “FTC” shall mean the U.S. Federal Trade Commission.
GAAP. “GAAP” is defined in Section 2.4(b) of the Agreement.
Governmental Authorization. “Governmental Authorization” shall mean any: (a) permit, license (including any FCC Licenses), certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.
Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court, arbitrator or other tribunal.
Guaranty. “Guaranty” is defined in Recital F to the Agreement.
Hazardous Materials. “Hazardous Materials” shall mean any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.
HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
Indebtedness. “Indebtedness” shall mean (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than the Company or any of its Subsidiaries and any capital leases, (ii) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Company or any of its Subsidiaries, (iii) any obligations in respect of letters of credit and bankers’ acceptances (other than letters of credit used as security for leases), or (iv) any guaranty of any such obligations described in clauses “(i)” through “(iii)” of any Person other than the Company or any of its Subsidiaries (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business).
Indemnified Persons. “Indemnified Persons” is defined in Section 5.5(a) of the Agreement.
Indemnifying Parties. “Indemnifying Parties” is defined in Section 5.5(b) of the Agreement.

Information Privacy and Security Laws. “Information Privacy and Security Laws” shall mean all laws, statutes, orders, rules, regulations, and administrative rulings or judgments concerning the collection, maintenance, creation, transmission, use, analysis, disclosure, storage, and/or security of Personal Information, including the Gramm-Leach-Bliley Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, the Federal Trade Commission Act, the Privacy Act of 1974, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Children’s Online Privacy Protection Act, state social security number protection laws, state data breach notification laws, and state consumer protection laws. “Information Privacy and Security Laws” shall also include the Payment Card Industry Data Security Standard.
Intellectual Property Rights. “Intellectual Property Rights” shall mean all intellectual property and other proprietary rights, which may exist or be created under the laws of any jurisdiction in the world, including the following: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights and any goodwill associated therewith; (c) rights associated with trade secrets, know-how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; (e) rights of privacy and publicity; and (f) all registrations, renewals, extensions, combinations, statutory invention registrations, provisionals, continuations, continuations-in-part, provisionals, divisions, or reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(e)” above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.
IRS. “IRS” shall mean the Internal Revenue Service.
knowledge. “knowledge” with respect to an Entity shall mean with respect to any matter in question the actual knowledge, after due inquiry, of such Entity’s executive officers and, with respect to the Company, the additional Persons listed on Part A of the Company Disclosure Schedule.
Leased Real Property. “Leased Real Property” is defined in Section 2.7 of the Agreement.
Legal Proceeding. “Legal Proceeding” shall mean any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.
Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of NASDAQ).
Material Adverse Effect. An effect, change, event or occurrence will be deemed to have a “Material Adverse Effect” on the Acquired Corporations if such effect, change, event or occurrence (whether or not any such matter, considered together with all other matters, would constitute a breach to the representations, warranties, covenants or agreements of the Company set forth in the Agreement) had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, assets, financial condition or results of operations of the Acquired Corporations taken as a whole or (b) the ability of the Company to consummate the Transactions in a timely manner; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect on the Acquired Corporations for purposes of clause (a) above: (i) any change in the market price or trading volume of the Company’s stock; (ii) any effect, change, event or occurrence directly resulting from the announcement or pendency of the Transactions (other than for purposes of any representation or warranty contained in Section 2.21 but subject to disclosures in Part 2.21 of the Company Disclosure Schedule), including to the extent so resulting in, any reduction in billings or revenue, any disruption in (or loss of) supplier, distributor, partner, reseller or similar relationships, loss of any customer or any loss of employees; (iii) any effect, change, event or occurrence in the industries in which the Acquired Corporations operate or in the economy generally or other general business, financial or market conditions, except to the extent that the Acquired Corporations are adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable; (iv) any effect, change, event or occurrence arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency; (v) any effect, change, event or occurrence arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event, except to the extent that such effect, change, event or occurrence disproportionately affects the Acquired Corporations relative to other participants in the industries in which the Acquired Corporations operate or the economy generally, as applicable; (vi) the failure of the Acquired Corporations to meet internal or analysts’ expectations or projections or the results of operations of the Acquired Corporations; (vii) any adverse effect arising directly from or otherwise directly relating to any action taken by the Acquired Corporations at the written direction of Parent or any action specifically required to be taken by the Acquired Corporations, or the failure of the Acquired Corporations to take any action that the Acquired Corporations are specifically prohibited by the terms of this Agreement from taking to the extent Parent fails to give its consent thereto after a written request therefor pursuant to Section 5.2; (viii) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates, (ix) any effect, change, event or occurrence arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with, any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP), or (x) any change or prospective change in the Company’s credit ratings; it being understood that the exceptions in clauses “(i)”, “(vi)” and “(x)” shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clauses “(ii)” through “(v)” or “(vii)” through “(ix)” hereof) is or would be reasonably likely to be a Material Adverse Effect.
Material Contract. “Material Contract” is defined in Section 2.9(a) of the Agreement.
MBCA. “MBCA” shall mean the Minnesota Business Corporation Act, as amended from time to time
Merger. “Merger” is defined in Recital B of the Agreement.
Merger Consideration. “Merger Consideration” is defined in Recital B of the Agreement.
Merger Sub. “Merger Sub” is defined in the preamble to the Agreement.
NASDAQ. “NASDAQ” shall mean the NASDAQ Stock Market LLC.
Non-Recourse Parent Party. “Non-Recourse Parent Party” shall have the meaning assigned to such term in the Equity Funding Letter.
OFAC. “OFAC” is defined in Section 2.25(a) of the Agreement.
Option Consideration. “Option Consideration” shall mean, with respect to any share of Company Common Stock issuable under a particular Company Option, whether vested or unvested, an amount (not less than zero) equal to (a) the Merger Consideration, without interest, less (b) the exercise price payable in respect of each share of Company Common Stock issuable under such Company Option.
Parent. “Parent” is defined in the preamble to the Agreement.
Parent Liability Limitation. “Parent Liability Limitation” is defined in Section 7.3(e) of the Agreement.
Parent Material Adverse Effect. “Parent Material Adverse Effect” shall mean any effect, change, event or occurrence that would individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions contemplated by this Agreement.
Parent Related Parties. “Parent Related Parties” is defined in Section 7.3(e) of the Agreement.
Parent Termination Fee. “Parent Termination Fee” is defined in Section 7.3(c) of the Agreement.
Parties. “Parties” shall mean Parent, Merger Sub and the Company.
Paying Agent. “Paying Agent” is defined in Section 1.6(a) of the Agreement.
Payment Fund. “Payment Fund” is defined in Section 1.6(a) of the Agreement.

Permitted Encumbrance. “Permitted Encumbrance” shall mean (a) any Encumbrance that arises out of Taxes not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings, (b) any Encumbrance representing the rights of customers, suppliers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business), (c) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract, (d) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not materially impair the use, utility or value of the applicable real property or otherwise materially impair the present business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report or (e) Encumbrances that, individually or in the aggregate would not reasonably be expected to interfere in any material respect with the use of the assets or the conduct of normal business operations of the relevant party.
Person. “Person” shall mean any individual, Entity or Governmental Body.
Personal Information. “Personal Information” shall mean all financial, health, or other private or personal information that identifies, relates to, describes, is capable of being associated with, or with respect to which there is a reasonable basis to believe the information can be used to identify, an individual. Personal Information shall include genetic information, “nonpublic personal information” as defined under the Gramm-Leach-Bliley Act and any information that is regulated or protected under any Legal Requirements.
Pre-Closing Period. “Pre-Closing Period” is defined in Section 4.1 of the Agreement.
Preferred Shares. “Preferred Shares” shall mean, collectively, all outstanding shares of Company Preferred Stock.
Proxy Statement. “Proxy Statement” shall mean the proxy or information statement of the Company to be sent to the Company’s shareholders in connection with the Company Shareholders’ Meeting.
Proxy Statement Clearance Date. “Proxy Statement Clearance Date” shall mean the date, at least ten (10) calendar days after the filing of the preliminary Proxy Statement with the SEC, on which the SEC has, orally or in writing, confirmed that it has no further comments on the Proxy Statement.
Registered IP. “Registered IP” shall mean all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names, and all applications for any of the foregoing.

Release. “Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.
Representatives. “Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.
Required Company Shareholder Vote. “Required Company Shareholder Vote” shall mean the affirmative vote of the holders of a majority of the issued and outstanding Shares (on an as-converted to Company Common Stock basis).
Required Information. “Required Information” is defined in Section 5.11(b) of the Agreement.
Restricted Stock. “Restricted Stock” shall mean means any share of Company Common Stock that has been issued as a restricted stock award to a current or former employee, director or independent contractor of the Company or any predecessor thereof pursuant to any of the Company Equity Plans.
Restricted Stock Unit. “Restricted Stock Unit” is defined in Section 1.8(c) of the Agreement.
Sarbanes-Oxley Act. “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder.
SEC. “SEC” shall mean the United States Securities and Exchange Commission.
Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.
Series B COD. “Series B COD” shall mean the Certificate of Designation of Preferences of Series B Preferred Stock of the Company.
Series B Preferred Stock. “Series B Preferred Stock” shall mean the preferred stock, no par value, of the Company designated as “Series B Preferred Stock” under the Series B COD.
Series C COD. “Series C COD” shall mean the Certificate of Designation of Preferences of Series C Preferred Stock of the Company.
Series C Preferred Stock. “Series C Preferred Stock” shall mean the preferred stock, no par value, of the Company designated as “Series C Preferred Stock” under the Series C COD.
Series D COD. “Series D COD” shall mean the Certificate of Designation of Preferences of Series D Preferred Stock of the Company.

Series D Preferred Stock. “Series D Preferred Stock” shall mean the preferred stock, no par value, of the Company designated as “Series D Preferred Stock” under the Series D COD.
Series F COD. “Series F COD” shall mean the Certificate of Designation of Preferences of Series F Preferred Stock of the Company.
Series F Preferred Stock. “Series F Preferred Stock” shall mean the preferred stock, no par value, of the Company designated as “Series F Preferred Stock” under the Series F COD.
Series G COD. “Series G COD” shall mean the Certificate of Designation of Preferences of Series G Preferred Stock of the Company.
Series G Preferred Stock. “Series G Preferred Stock” shall mean the preferred stock, no par value, of the Company designated as “Series G Preferred Stock” under the Series G COD.
Shareholder Indemnification Agreements. “Shareholder Indemnification Agreements” is defined in Section 5.5(a) of the Agreement.
Shares. “Shares” shall mean, collectively, the Common Shares and the Preferred Shares.
Special Committee. “Special Committee” is defined in Section 2.19(b) of the Agreement.
Special Committee Recommendation. “ Special Committee Recommendation” is defined in Section Section 2.19(b) of the Agreement.
Specified Agreement. “Specified Agreement” is defined in Section 7.1(f) of the Agreement.
SSA. “SSA” shall mean the Social Security Act of 1935, as amended.
Subsidiary. An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s Board of Directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.
Superior Offer. “Superior Offer” shall mean a bona fide written Acquisition Proposal that the Company’s Board of Directors determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisor, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Company’s Board of Directors deems relevant, and if consummated, would result in a transaction more favorable to the Company’s shareholders (solely in their capacity as such) from a financial point of view than the transaction contemplated by this Agreement; provided that for purposes of the definition of “Superior Offer”, the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “80%.”
Surviving Corporation. “Surviving Corporation” is defined in Recital B of the Agreement.

Takeover Laws. “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations.
Tax. “Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), escheat or abandoned property, levy, assessment, tariff, duty (including any customs duty) or other tax of any kind whatsoever, including any charge or amount (including any fine, penalty or interest) related to any tax, imposed, assessed or collected by or under the authority of any Governmental Body.
Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.
Termination Fee. “Termination Fee” is defined in Section 7.3(b) of the Agreement.
Transactions. “Transactions” shall mean (a) the execution and delivery of the Agreement, and (b) all of the transactions contemplated by this Agreement, including the Merger.
Voting Agreements. “Voting Agreements” is defined in Recital D of the Agreement.
Warrant Consideration. “Warrant Consideration” shall mean, with respect to any Share issuable under a particular Company Warrant, whether vested or unvested, an amount (not less than zero) equal to (a) the Merger Consideration, without interest less (b) the exercise price payable in respect of each such Share issuable under such Company Warrant.